WESTPORT FUEL SYSTEMS
MANAGEMENT INFORMATION CIRCULAR
Annual General & Special Meeting of Shareholders
April 29, 2020

Your vote is important. This document tells you who can vote, what you will be voting on and how to vote.

Effective Date: March 17, 2020

Table of Contents

Letter to Shareholders

Dear Fellow Shareholders,
I am pleased to invite you to attend our Annual General and Special Meeting of Shareholders at Suite 101 - 1750 West 75th Avenue, Vancouver, BC, on Wednesday, April 29, 2020 at 10:00AM (Pacific Time). An open and ongoing dialogue with our shareholders and other stakeholders is very important to us. This year’s Annual General and Special Meeting will provide you with an opportunity to ask questions of the Board and leadership team. Please read this circular and vote your shares in person, online, by phone, or by completing and sending in your proxy or voting instruction form by mail or fax.
Culture & Conduct
Westport Fuel Systems has an unwavering commitment to conduct business with integrity, build a respectful environment, and promote open communication where colleagues can speak up and challenge behaviours that do not align with our values. In 2019, under the oversight of the Board, our new CEO played a vital leadership role in communicating a revised Code of Conduct (the "Code") to our employees that emphasizes our core values of integrity, respect, and perseverance. The new Code supports our ongoing efforts to ensure our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way. A respectful environment and a speak-up culture are fundamental to the way we do business and are the approach we take with employees, customers, shareholders, regulators, and other stakeholders. The Board takes responsibility for setting high ethical standards and setting the tone for an open and transparent organizational culture. Ongoing evaluation of corporate culture is an important dimension of our oversight responsibilities.
Strategic Direction
Your Board works closely with management to set the right strategy that will enable WFS to offer innovative energy solutions to the global marketplace. The Company’s mission is to offer the most advanced clean fuel systems and components to deliver compelling economic and environmental benefits to our customers. The Board constructively challenges management on the assumptions used in strategic planning and we focus on strategy at every Board meeting in response to the continually shifting environment we face in our businesses around the world.
2019 Performance
While our 2019 Annual Report highlights our key business achievements, the Board is extremely pleased that we achieved our first financial year of positive EBITDA, driven by consolidated revenues increasing by 13% to $305.3 million over the previous year and careful cost management throughout 2019. Details of our strong financial performance for 2019 are described in our year-end financial statements and Management Discussion & Analysis. Westport Fuel Systems’ transition to a profitable, sustainable company is well underway. We predict significant growth in our business over the next decade as the demand for lower carbon intensive transportation increases. Sustained profitability will continue as a key focus area for both management and the Board as we move forward.
Talent
One of the Board’s key focus areas is talent management and through our Human Resources and Compensation Committee (“HRC Committee”) we oversee the senior management talent and compensation frameworks. Our HRC Committee works with management to build and execute strategies that retain and attract the strong pipeline of entrepreneurial-minded and innovative talent that is required to achieve our business strategy. These efforts enabled us to experience a relatively seamless transition to both a new CEO and CFO in 2019.
We believe equity incentives are critical to aligning our management and board’s performance to our shareholders. They are a key component of attracting and retaining the right talent needed to achieve our business goals As outlined in more detail later in the circular, we are recommending a renewal of our 2010 Omnibus Plan for another 10 years, with a new pool of shares available to support our Company’s compensation framework. We compete for talent across the globe and across diverse market sectors. We were successful in recruiting two highly qualified executive officers in 2019, David Johnson and Richard Orazietti. Continuing to operate with the strong tools to build and retain our team will enable us to grow strongly over the next decade.
In keeping with governance trends in North America, we are introducing a say-on-pay advisory vote this year.
Governance
We have taken a number of steps in 2019 to strengthen our governance system. Our new Diversity policy reinforces our commitment to the principles of equality and recognizes the value of individual diversity within our Board, our leadership, and our employee teams. At the Board level we have also added an objective of achieving a more gender-balanced Board. We have enhanced our Board mandate in other respects,

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Letter to Shareholders

including legal and compliance, sustainability, Board orientation, and continuing education. All Board committees have also undertaken a refresh of their mandates.
As a provider of clean transportation solutions, our products address the challenges of climate change and urban air quality. We realize that WFS can do more as a business to reduce our impact on the environment by setting specific targets such as increasing the percentage of energy we consume from renewable sources. New efforts are underway this year to establish targets in these areas.
Two of our directors who joined us from the Fuel Systems Solutions board are retiring this year, Colin Johnston and Tony Harris. Both have served us very well over the past several years. Their efforts and approach helped ensure a successful merger of our two predecessor companies. We will miss their valuable contribution to our Board and thank them for their significant contribution. In keeping with our shift to focus more attention on the European market, we are nominating two new industry directors from Europe, Rita Forst and Viktor Schaller. Rita has been an Advisory Board member since September 2017. Both Rita and Viktor have impressive and extensive industry credentials, which you can read about in the nomination section of the circular. Rod Nunn is being replaced by Eileen Wheatman, as the nominee of Kevin Douglas, a long-term, major Westport Fuel Systems shareholder. We gratefully acknowledge Rod for his service since 2016.
We thank you for your continued support and look forward to seeing you at the Annual General and Special meeting in Vancouver, BC.

Sincerely,
Brenda Eprile
Chair of the Board

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Notice of Annual Meeting of Shareholders

Notice of Annual General & Special Meeting of Shareholders
To be held on April 29, 2020
Notice is hereby given that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Corporation”) will be held at the Corporation's Head Office at Suite 101, 1750 West 75th Avenue, Vancouver BC, Canada on Wednesday, April 29, 2020 at 10:00 a.m. (Pacific Time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	Receive the audited consolidated financial statements for the year ended December 31, 2019, together with the auditors' report on those statements;

2.	Vote to elect the directors of Westport Fuel Systems for the next year;

3.	Vote on reappointing the auditors for the next year and the authorization of the directors to set their remuneration;

4.	Vote on the approval of certain amendments to Westport Fuel Systems Omnibus Incentive Plan;

5.	Consider and adopt, on an advisory basis, an ordinary resolution accepting the Corporation's approach to executive compensation.
Shareholders are referred to the accompanying management information circular dated March 17, 2020 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting. Only persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 12, 2020, are entitled to receive notice of the Meeting.
Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada (“Computershare”) on March 12, 2020 (“Registered Shareholders”) may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 12, 2020 (“Beneficial Shareholders”) who wish to attend the Meeting and vote should strike out the current names on the proxy and enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker’s agent) and return that proxy to their broker (or the broker’s agent) in accordance with the instructions provided by their broker (or the broker’s agent), well in advance of the Meeting. Registered and Beneficial Shareholders who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems’. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy (the “Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.
For Registered Shareholders, the Proxy, or other appropriate form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy.
For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. (“Broadridge”) at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can call Broadridge’s toll-free telephone line to vote: 1-800-474-7493, or access Broadridge’s dedicated voting website at www.proxyvote.com.
Dated at Vancouver, BC as of the 17th day of March, 2020,
By order of the Board of Directors,
Richard Orazietti
Chief Financial Officer

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Section 1: Voting

Section 1: Voting
Solicitation of Proxies
This management information circular (this "Circular") is furnished in connection with the solicitation by the management of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") of proxies to be used at the annual general and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems. This Meeting is to be held at 101 - 1750 West 75th Avenue, Vancouver, BC, on Wednesday, April 29, 2020 at 10:00 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport Fuel Systems, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport Fuel Systems.
Appointment of Proxyholders and Revocation of Proxies
An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport Fuel Systems and Westport Fuel Systems external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent them at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of their appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of their own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by their duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.
The document revoking any such Proxy or Alternative Form of Proxy must be deposited either:

i.
at the registered office of Westport Fuel Systems (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or

ii.	with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
In addition, a Proxy or Alternative Form of Proxy may be revoked:

i.
by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by the appointing Shareholder, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or

ii.	in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder appointing them. If a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares in respect of which they are appointed accordingly. In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of Westport Fuels Systems (the "Board of Directors" or the "Board"); (iii) the amendment of the Westport Fuel Systems' Omnibus Incentive Plan (the "Omnibus Plan") in the manner described in this Circular; (iv) the advisory "say-on-pay" resolution, as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport Fuel Systems knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

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Section 1: Voting | Solicitation of Proxies

Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate their capacity (following their signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport Fuel Systems or Computershare).
Communication Process for Proxy-Related Materials
Westport Fuel Systems uses the notice-and-access process as its method of communication with Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare ( “Beneficial Shareholders”) for shareholder voting and proxy-related materials.
Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport Fuel Systems to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare (“Registered Shareholders”) unless such registered Shareholders provide Westport Fuel Systems with written consent to electronic delivery.
Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial Shareholders (both objecting and non-objecting). Computershare, Westport Fuel Systems transfer agent, is the approved intermediary for mailing proxy related materials to registered Shareholders.
The notice-and-access method is consistent with the Corporation's sustainability objectives to reduce environmental impact and allows Westport Fuel Systems to significantly reduce costs associated with printing and mail delivery.
Voting of Common Shares
General
As at March 12, 2020 there were 136,424,206 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only Registered Shareholders as of the close of business on March 12, 2020 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Beneficial Shareholders are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise their voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares as of the Record Date can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by their broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However,

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Section 1: Voting | Voting of Common Shares

its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.
A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent) well in advance of the Meeting.
Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to Registered Shareholders and, through use of the notice-and-access process, to Beneficial Shareholders. Beneficial Shareholders will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
The Corporation's OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of Westport Fuel Systems, as at March 17, 2020, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendants Trust (collectively, the "Douglas Group"), beneficially owns, or controls or directs, directly or indirectly, 18,562,308 Common Shares, representing approximately 13.61% of the issued and outstanding Common Shares.
To the knowledge of the directors and executive officers of Westport Fuel Systems, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
Currency and Nomenclature in this Management Information Circular
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.
Unless otherwise stated, references to "we", "us", "our", "Westport Fuel Systems" or the Corporation are to Westport Fuel Systems Inc. and all of its directly and indirectly owned subsidiaries.

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Section 1: Voting | Matters to be Acted Upon

Matters to Be Acted Upon

1.	Receipt of 2019 Financial Statements
Westport Fuel Systems consolidated financial statements for the fiscal year ended December 31, 2019 are contained in the Corporation's Annual Report and will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of such financial statements. If any Shareholders have questions respecting such financial statements, questions may be brought forward at the Meeting.

2.	Election of Directors
The Board of Directors has fixed the number of directors to be nominated at the Meeting to eight with each director being elected individually and not as a slate. Mr. Yu is a nominee of Cartesian Capital Group ("Cartesian") who has been nominated as a director pursuant to the terms of an Investment Agreement between Westport and Cartesian dated January 11, 2016, as amended. Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas pursuant to the terms of a nomination agreement between Westport Fuel Systems and members of the Douglas Group dated March 17, 2016. Prior to the Meeting Mr. Rodney Nunn served as the Douglas Group's nominee under such nomination agreement. Each director elected will hold office until the next annual general meeting of Shareholders or until his or her successor is duly appointed, unless his or her office is vacated earlier in accordance with the by-laws of Westport Fuel Systems or applicable law.
Unless otherwise directed, the persons named in the Proxy intend to vote FOR the election of proposed nominees whose names are set forth in this Circular in Section 2: Board of Directors.
MAJORITY VOTING POLICY
The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall immediately submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether or not to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant, including any stated reasons why Shareholders "withheld" votes from the election of the director, the length of service and the qualification of the director, the director's contribution to Westport Fuel Systems, the effect such resignation may have on Westport Fuel Systems ability to comply with applicable governance rules and policies and the dynamic of the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport Fuel Systems announcing the Board of Director's determination. In considering whether or not to accept the offer of resignation, the Board of Directors will consider the information and factors considered by the NCG Committee and such additional information and factors deemed relevant by the Board of Directors. It is expected that the Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of such resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders their resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.
3. Appointment of Auditors
KPMG LLP was originally nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the persons named in the Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, as auditor of the Corporation to hold office for the ensuing year at remuneration to be set by the Board of Directors.
A description of the nature of services and the aggregate fees billed to the Corporation by KPMG LLP and other members of its network is included in the Corporation's Annual Information Form for the year ended December 31, 2019, which has been filed on SEDAR at www.sedar.com under the heading "External Auditor Fees and Services."

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Section 1: Voting | Matters to be Acted Upon

4. Amendment to the Omnibus Incentive Plan
At the Meeting, Shareholders will be asked to approve an ordinary resolution authorizing amendments to the Westport Fuel Systems' Omnibus Incentive Plan ("Omnibus Plan"). Such amendments provide for an extension of the expiration date of the Omnibus Plan, an increase in the maximum number of Common Shares issuable under the Omnibus Plan, and a number of housekeeping changes. Since the Omnibus Plan is not a so-called “evergreen” plan, regular extensions to the Omnibus Pool (defined below) are required to allow the Board to continue to use equity based long-term incentives ("LTIs"). For further clarity, when share options including incentive stock options for U.S. tax purposes (“Options”), share appreciation rights ("SARs"), deferred share units ("DSUs"), phantom shares, bonus stock, performance share units (“PSUs”) and/or time-based restricted share units ("RSUs") and other stock or performance-based awards (each, an "Award") are issued, vested and eventually exercised, they are not automatically replenished in the pool (the “Omnibus Pool”).
Westport Fuel Systems is proposing to amend the Omnibus Plan to increase the number of Common Shares available for grant by 7,200,000 to a maximum number of Common Shares issuable pursuant to Awards granted under the Plan to 19,583,532, or approximately 14.35% of the Common Shares outstanding as at March 17, 2020. For further information on Westport Fuel Systems proposed Omnibus Plan Amendments please see Section 4 under the heading "Proposed Amendment to the Omnibus Incentive Plan".
The Corporation relies upon long-term, equity-based incentives, such as awards under the Omnibus Plan, as a key component of its compensation strategy, with a view to align the interests of its employees with those of shareholders and provide a form of compensation that benefits both the recipient and the Corporation through improved performance. The proposed amendments to the Omnibus Plan are intended to provide the Corporation with greater flexibility to issue Awards to remunerate its employees, officers, contractors and directors, and are essential in allowing the Corporation to hire and retain key staff. For further detail on Westport Fuel Systems' compensation programs, see Section 4 under the heading "Compensation of Executive Officers"
The Board of Directors has approved the proposed amendments to the Omnibus Plan, subject to receipt of applicable regulatory and Shareholder approvals. At the Meeting, Shareholders will be asked to consider and, if thought fit, vote FOR the following resolution:
“BE IT RESOLVED THAT:

1.
Westport Fuel Systems Inc.'s (the "Corporation's") Omnibus Incentive Plan (the "Omnibus Plan") shall be amended: (a) such that the termination date of July 15, 2020 be changed to April 30, 2030; (b) to allow the Corporation to increase the number of Common Shares available for grant by 7,200,000 to a maximum number of Common Shares issuable pursuant to Awards granted under the Omnibus Plan of 19,583,532 or approximately 14.35% of the Common Shares outstanding as at March 17, 2020 for equity-based incentive awards; and (c) to include the housekeeping changes described in the Corporation's Management Information Circular dated March 17, 2020; and

2.
Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all such acts and things as in the opinion of such officer or director may be necessary or desirable to give effect to the foregoing resolution."

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast by Shareholders, present in person or by proxy at the Meeting.
5. Advisory Vote on Approach to Executive Compensation
In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although the Corporation’s shares are traded on NASDAQ Global Select Market ("NASDAQ"), Westport Fuel Systems is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to the Corporation. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. This year, Westport Fuel Systems has decided to voluntarily implement a “say on pay” advisory vote.
At the Meeting, Shareholders will be asked to consider and, if thought fit, vote FOR the below resolution, accepting the Corporation's approach to executive compensation. For information on the Corporation's overall approach to executive compensation please see Section 4 "Compensation of Executive Officers" of this Circular.
“BE IT RESOLVED THAT: On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the Shareholders accept the approach to executive compensation disclosed in the Corporation's Management Information Circular dated March 17, 2020."
Unless otherwise instructed, the persons named in the Proxy intend to vote FOR the advisory "say-on-pay" resolution.

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Section 1: Voting | Matters to be Acted Upon

As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee (the "HRC Committee") will, however, consider the outcome of the vote when reviewing and approving executive compensation policies and decisions, and in the context of feedback and comments received from the Shareholders in the course of regular communications.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Except as otherwise set forth herein, management of Westport Fuel Systems is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director, any executive officer or anyone who has held office as such since January 1, 2019, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

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Section 2: Board of Directors

Section 2: Board of Directors
Nomination of Directors
The NCG Committee is responsible for recommending to the Board the nominees for election at each annual meeting of the Shareholders. The NCG Committee considers the composition of the Board and makes an assessment as to any potential skill or expertise gaps which may need to be filled through recruitment of additional directors and provides the Board with preliminary identification of nominees for discussion and approval. An outline of the NCG Committee responsibilities are described in Section 3 under the heading "Nominating and Corporate Governance Committee".
Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, and a favourable track record in general business management, special expertise in areas of strategic interest to Westport Fuel Systems, the ability to devote the time required, and a willingness to serve as a director.
Westport Fuel Systems has not established strict term limits for members of its Board of Directors, however Westport Fuel Systems is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport Fuel Systems Board of Directors is conducted annually and Westport Fuel Systems periodically reviews and rotates both Board Chair and committee Chair positions in an effort to ensure a diversity of views.
Nominees for Election to the Board
The following tables and accompanying notes set forth the names and locations of residence of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, where applicable the dates on which they became directors of Westport Fuel Systems, the positions with Westport Fuel Systems now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares and RSUs or PSUs, (RSUs and PSUs, collectively, "Share Units" or "Units") of Westport Fuel Systems owned by them or over which they exercised control or direction as at the Record Date.

BRENDA J. EPRILE				CHAIR

Brenda J. Eprile (65) was appointed as Chair of Westport Fuel Systems' Board of Directors in February of 2017. Ms. Eprile joined the Board of Directors in October 2013. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998-2000 she led the Regulatory Risk practice at Deloitte LLP. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and holds the ICD.D designation. She has a MBA from Schulich School of Business, York University. She is the former chair of the board of Home Capital Group, a TSX listed mortgage lending company and led the board through a severe liquidity crisis in April 2017. She is a member of the board of Olympia Trust Company and Olympia Financial Group, Canadian-based financial institutions, and Canvas GFX a leading graphic illustration and technical documentation software company to Fortune 500 companies.

Resides in: Toronto, ON, Canada Citizenship: Canadian Director Since: October 2013 2019 Voting Results: For: 97.44% Withheld: 2.56%	WFS Board Committee Memberships		2019 Meeting Attendance
	Board of Directors Audit Committee Nominating and Corporate Governance Committee (joined May 6th, 2019)		14 of 14 10 of 10 2 of 2	100% 100% 100%
Other Current Public Company Board Memberships
Olympia Financial Group
Securities Held(1)
	Common Shares	Share Units(2)	Total
	120,173	27,456	147,629
	Meets Share Ownership Requirements		Yes
Principal Occupation for Last 5 Years
Corporate Director

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Section 2: Board of Directors | Nominees for Election to the Board

MICHELE J. BUCHIGNANI				DIRECTOR

Michele J. Buchignani (56) was appointed a member of the Westport Fuel Systems Board in March of 2018, having previously served on the Advisory Board since September 2017. Ms. Buchignani brings experience as a strategic business leader with extensive senior level experience in law, finance, private equity, strategy, governance and compensation. Ms. Buchignani is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and also serves as Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Ms. Buchignani also sits on the board of directors of Copper Mountain Mining Corporation, a TSX listed company. Previously, Ms. Buchignani held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including TSX Trust Company, CAI Capital Partners V L.P., White House Design Company Inc., and The Fraser Institute. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

Resides in: Vancouver, BC, Canada Citizenship: Canadian Director Since: March 2018 2019 Voting Results: For: 97.25% Withheld: 2.75%	WFS Board Committee Memberships		2019 Meeting Attendance
	Board of Directors Audit Committee Human Resource and Compensation Committee		14 of 14 10 of 10 10 of 10	100% 100% 100%
Other Current Public Company Board Memberships
Copper Mountain Mining Corporation
Securities Held(1)
	Common Shares	Share Units(2)	Total
	20,291	18,786	39,077
	Meets Share Ownership Requirements		No - 3 years remain
Principal Occupation for Last 5 years:
Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLean Drive Holdings LP since 2012.

RITA FORST				DIRECTOR

Rita Forst (64) was appointed a member of the Westport Fuel Systems Advisory Board in January of 2018 and will be seeking election as a director at the Meeting. Since 2015 Mrs. Forst has been an independent consultant in the automotive technology business. She serves on the Board of Directors of AerCap Holdings NV, an aviation leasing company headquartered in Dublin, Ireland. In addition, she serves as member of the Supervisory Board of ElringKlinger AG headquartered in Dettingen, Germany and NORMA Group SE in Maintal, Germany and as a member of the Advisory Board of iwis headquartered in Munich, Germany. In 2013, Mrs. Forst retired from Opel/General Motors (GM) after 36 years of service in its global powertrain and vehicle engineering functions.Her last position with Opel/GM was member of the Opel Management Board and Vice President Vehicle Engineering for General Motors Europe. Mrs. Forst has extensive experience in powertrain and vehicle engineering. She received a bachelor's degree in mechanical engineering from Darmstadt University of Applied Technology and a bachelor's degree in mechanical engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Doersdorf, Germany Citizenship: German Director Since: N/A 2019 Voting Results: N/A	WFS Board Committee Memberships		2019 Meeting Attendance
	N/A		N/A	N/A
Other Current Public Company Board Memberships
ElringKlinger AG and NORMA Group SE
Securities Held(1)
	Common Shares	Share Units(2)	Total
	—	—	—
	Meets Share Ownership Requirements		N/A
Principal Occupation for Last 5 years:
Self-employed consultant since 2015, Corporate Director.

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Section 2: Board of Directors | Nominees for Election to the Board

DANIEL M. HANCOCK				DIRECTOR

Daniel M. Hancock (69) was appointed to the Board in July 2017, having previously joined the Corporation's Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC and also serves on the board of directors of Cryoport Systems, Inc., a U.S. headquartered company listed on the NASDAQ. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM's powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM's DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock's previous appointments at GM included: Vice President, Global Powertrain Engineering; CEO, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a master's degree in mechanical engineering from Massachusetts Institute of Technology and a bachelor's degree also in mechanical engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Indianapolis, IN, USA Citizenship: United States of America Director Since: July 2017 2019 Voting Results: For: 97.43% Withheld: 2.57%	WFS Board Committee Memberships		2019 Meeting Attendance
	Board of Directors Human Resource and Compensation Committee (Chair) Nominating and Corporate Governance Committee		14 of 14 10 of 10 3 of 3	100% 100% 100%
Other Current Public Company Board Memberships
Cryoport Systems, Inc.
Securities Held(1)
	Common Shares	Share Units(2)	Total
	48,406	18,786	67,192
	Meets Share Ownership Requirements		Yes
Principal Occupation for Last 5 years:
President of DMH Strategic Consulting since 2011

DAVID M. JOHNSON				DIRECTOR

David M. Johnson (53), was appointed CEO in January 2019 and is a member of the Westport Fuel Systems Board of Directors. Mr. Johnson is an industry veteran with more than 25 years of experience leading engine and vehicle development for automotive and commercial vehicle industries around the world. Prior to his appointment, Mr. Johnson served for ten years as President and CEO of Achates Power Inc. leading technical, commercial and corporate development to establish the organization as a leading developer of opposed-piston engines. Mr. Johnson’s distinguished career began in 1990 with Ford Motor Company in Truck Powertrain Planning. He subsequently held a variety of roles in engineering, product planning, program management, and strategic development with increasing responsibility. Since then Mr. Johnson has served in a variety of roles with leading automotive companies including senior roles at Navistar and GM. Mr. Johnson combines deep technical expertise with a decades-long career in international markets. He earned a Master of Business Administration and a Bachelor of Science in Mechanical Engineering from Cornell University.

Resides in: Scottsdale, Arizona, USA Citizenship: United States of America Director Since: January 2019 2019 Voting Results: For: 97.65% Withheld: 2.35%	WFS Board Committee Memberships		2019 Meeting Attendance
	Board of Directors (Joined January 15, 2019)		13 of 13	100%
	Other Current Public Company Board Memberships
	None
	Securities Held(1)
	Common Shares	Share Units(2)	Total
	64,722	454,583	519,305
	Meets Share Ownership Requirements		No - 4 years remain
	Principal Occupation for Last 5 years:
	CEO of Westport Fuel Systems since January 2019; CEO Achates Power Inc. from 2008 to 2018.

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Section 2: Board of Directors | Nominees for Election to the Board

KARL-VIKTOR SCHALLER				DIRECTOR

Prof. Dr. Karl Viktor Schaller (61) is currently is an Honorary Professor at the Technical University of Munich, founder and Managing Director of kvs consulting and will be seeking election as a director at the Meeting. Previously, Dr. Schaller was the Executive Vice President of motorcycles with BMW AG from April 2014 to July 2019 and Technical Director of the Engineering and Purchasing Department at MAN Truck and Bus SE until 2006. Dr. Schaller then served as a Board Member at MAN and was responsible for product development, purchasing and planning. During his tenure at MAN from 1990 to 2009, he headed various departments including those responsible for development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells) and heavy trucks. He holds a diploma and a doctorate (Dr.-Ing., magna cum laude) in mechanical engineering from the Technical University of Munich. In 2006 he was awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles".

Resides in: Munich, Germany Citizenship: German Director Since: N/A 2019 Voting Results: N/A	WFS Board Committee Memberships		2019 Meeting Attendance
	N/A		N/A	N/A
Other Current Public Company Board Memberships
None
Securities Held(1)
	Common Shares	Share Units(2)	Total
	—	—	—
	Meets Share Ownership Requirements		N/A
Principal Occupation for Last 5 years:
Honorary Professor and Managing Director of kvs consulting; Executive Vice President Engineering at BMW AG from April 2014 to July 2019.

EILEEN WHEATMAN				DIRECTOR

Eileen Wheatman (61) is an experienced president and Chief Financial Officer with broad senior executive level management experience in a variety of industries including finance and telecommunications. Ms. Wheatman is seeking election as a director at the Meeting. Ms. Wheatman is currently the President of Douglas Communications Inc. having joined the organization as controller in 1996, was named Chief Financial Officer in August 1999, and President in 2017. She has a diverse background in business planning, finance and corporate strategy, as well as public accounting, audit, and estate taxation. Ms. Wheatman is currently on the Board of Directors and Audit Committee for KSR International Co., a Tier 1 auto parts manufacturer with $230M+ in revenue, and also serves on the Board of Directors for Quantum Fuel Systems, a previously publicly traded company acquired through bankruptcy in 2016. Ms. Wheatman holds a bachelor’s degree in business management with emphasis in accounting supplemented with Masters’ classes in Estate Taxation. Ms. Wheatman was awarded The Wall Street Journal award for the highest GPA in Business Management in graduating class and obtained a CPA certification in California in 1990.

Resides in: Petaluma, CA, USA Citizenship: United States of America Director Since: N/A 2019 Voting Results: N/A	WFS Board Committee Memberships		2019 Meeting Attendance
	N/A		N/A	N/A
Other Current Public Company Board Memberships
None
Securities Held(1)
	Common Shares	Share Units(2)	Total
	400	—	400
	Meets Share Ownership Requirements		N/A
Principal Occupation for Last 5 years:
President of Douglas Communications; CFO of Douglas Communications; Corporate Director

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Section 2: Board of Directors | Nominees for Election to the Board

PETER M. YU				DIRECTOR

Peter Yu (58), joined the Board of Directors in January 2016. Mr. Yu is Founder and Managing Partner of Cartesian, a global private equity firm with more than $2.5 billion under management. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. Mr. Yu served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in: New York City, NY, USA Citizenship: United States of America Director Since: January 2016 2019 Voting Results: For: 74.80% Withheld: 25.20%	WFS Board Committee Memberships		2019 Meeting Attendance
	Board of Directors		5 of 11(3)	45%
	Other Current Public Company Board Memberships
	None
	Securities Held(1)
	Common Shares	Share Units(2)	Total
	—	18,786	18,786(4)
	Meets Share Ownership Requirements		N/A(5)
	Principal Occupation for Last 5 years:
	Founder and Managing Partner of Cartesian Capital Group since 2006.
Notes:

1.
The number of Common Shares and Units beneficially owned or controlled are provided as at March 17, 2020. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.

2.	Certain of such Units are subject to a time-based restriction.

3.
Mr. Yu abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality. These meetings are excluded from his total number of meetings eligible for attendance and percentage attendance rate calculation.

4.	Mr. Yu is the director nominee of Cartesian and pursuant to Cartesian’s policies any director compensation otherwise payable/issuable to Mr. Yu is required instead to be issued to Cartesian.

5.
Mr. Yu is the director nominee of Cartesian and its affiliates. Cartesian currently holds convertible notes convertible into a number of Common Shares in excess of the Corporation's share ownership requirements.

Westport Fuel Systems has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation". Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period. For further information see section “Share Ownership Requirements” of this Circular.
Mandate and Charter of the Board of Directors
In general terms, the Board of Directors is responsible for the overall stewardship of Westport Fuel Systems and is charged with overseeing the management of the business and affairs of Westport Fuel Systems pursuant to its bylaws and applicable law and, together with the CEO, CFO and other executive officers ("Executive Management"), pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of Westport Fuel Systems, except for those matters reserved to or shared with the Shareholders.
Each director and officer of Westport Fuel Systems, in exercising his or her powers and discharging his or her duties, is required by law to:

i.	act honestly and in good faith with a view to the best interests of Westport Fuel Systems; and

ii.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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Section 2: Board of Directors | Mandate and Charter of the Board of Directors

The Board of Directors conducts its business under the guidance of the Westport Fuel Systems Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this Circular. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (collectively, the "Committees") and with the various position descriptions of the Board and Executive Management. All of these documents can be found on our website at wfsinc.com/investors/corporate-governance.
Pursuant to the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions, including acquisitions or divestitures, and establishing and overseeing Westport Fuel Systems risk assessment and internal controls processes. The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board of Directors.
Structure & Composition of the Board & Election of Directors
The NCG Committee, with input from all directors, has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of eight directors and the NCG Committee has recommended that the number of directors to be nominated remain fixed at eight. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end, the NCG Committee annually reviews the composition of the Board of Directors with consideration of Westport's strategy, all relevant facts and circumstances, individual director contributions, and potential candidates for election as Westport Fuel Systems directors. The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board.
Directors are individually nominated and elected annually at Westport Fuel Systems Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Duties of Directors
The fundamental responsibility of the directors is to promote the long-term best interests of Westport Fuel Systems, rather than the interests of any individual shareholders, employees, creditors or other stakeholders, except in exceptional circumstances and with full transparency and disclosure. All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities including that:

•	The Board Chair will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.

•
The Board Chair works with the chair of each of the Committees of the Board to build strong and effective Committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of the Board of Directors and the Committees.

•	The Board Chair will often lead special projects or take on special assignments from the Board of Directors.

•
The Board Chair is responsible for ensuring that the Board of Directors, in fact, operates independently from management and, for example, will ensure in camera sessions of the Board, excluding any directors who are also officers or employees of Westport Fuel Systems, will be held at each meeting of the Board of Directors.

The Board Chair is elected annually by the independent directors following the annual shareholder meeting.
Board Independence and Effectiveness
The business of Westport Fuel Systems is conducted by Executive Management under the oversight of the Board of Directors. Westport Fuel Systems believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

culture of trust and collaboration must exist with Executive Management in order for Westport Fuel Systems to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport Fuel Systems and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:

•
The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Johnson, who is the CEO and Mr. Yu, who is a nominee of Cartesian which holds various investments in Westport Fuel Systems, are considered to be independent within the meaning of National Policy 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ.

•	The Chair of the Board of Directors, Ms. Eprile, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ.

•
The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee operates under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The standing committees are: the Audit Committee, the HRC Committee and the NCG Committee (the "Standing Committees").

•
The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Standing Committees will be independent directors and at least a quarter of the members of these Standing Committees will be resident Canadians.

•
The Board may establish new committees or disband current committees from time to time at its discretion in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices.

•	The Board may form special committees and delegate specific responsibilities to them to address extraordinary matters.

•	At every Board meeting, time is set aside for discussion among the directors excluding any directors who are also officers or employees of Westport Fuel Systems after management has been dismissed.

•	Where appropriate, executive sessions of only independent directors will be held, with such sessions being led by the Board Chair.
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include:

a.	revising the Charter from time to time;

b.	developing a position description for the Board Chair, the Chairs of each Committee, and the directors; and

c.	developing a position description for the CEO, as well as indicators to measure the CEO's performance.
The Board, as well as each Standing Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of the Corporation, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties.
Position Descriptions
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established written descriptions of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on the Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Orientation & Continuing Education
The NCG Committee oversees a director orientation program developed by Executive Management to familiarize new directors with the role of the Board and committees, Westport's strategic plan, financial condition and core values (including ethics, corporate governance practices, and other key policies and practices) through a review of background materials, meetings with management, and visits to facilities as appropriate. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the Corporation. Westport Fuel Systems encourages its directors to undertake additional continuing education and makes funds

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Section 2: Board of Directors | Position Descriptions

available for such continuing education. All new directors must participate in the director orientation program, which commences promptly after the meeting at which the new director is elected.
In support of ongoing efforts to strengthen Westport Fuel Systems' culture of integrity, in 2018 and 2019 the Board of Directors completed in person and online training with regards to the Corporation's Anti-Corruption and Prevention of Bribery Principles policy (the “Anti-Bribery and Corruption Principles”) that sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and with, the U.S. Foreign Corrupt Practices Act (“FCPA”). This policy supplements Westport Fuel Systems' Code of Conduct (“the Code”) and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of these principles in 2018, the key attributes had been incorporated directly into the Code. Additionally, in 2019 the Corporation adopted a new Code and the Board of Directors completed online training as part of the Corporation’s compliance certification process.
The new Code and Anti-Bribery and Corruption Principles policy is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Meetings of the Board of Directors
The Board of Directors meets as necessary during the year and quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% participating resident Canadian directors. At every meeting, time was set aside for directors, excluding any directors who are also officers or employees of Westport Fuel Systems, to meet without management present to discuss any procedural or substantive issues. The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A") and related filings. The HRC Committee and NCG Committee meet at least twice annually.
The attendance of each of the current directors for meetings of the Board of Directors and Standing Committees during the year 2019 and until March 16, 2020, during which they served on the Board of Directors or as a Committee member, is outlined in the table below. Any meetings prior to a director joining a committee or after they left a committee, have been excluded from the total number of meetings eligible for attendance and percentage attendance rate calculation.

BOARD MEETING AND COMMITTEE ATTENDANCE
Name	Year	Board of Directors		Audit Committee		HRC Committee	NCG Committee
		In Person(1)	Telephonic(2)	All Attended	In Person Attend Rate	All Attended	All Attended
Current Directors
Brenda Eprile	2019	8 of 8 = 100%	6 of 6 = 100%	10 of 10 = 100%	4 of 4 = 100%	5 of 5 = 100%	2 of 2 = 100%
	2020	2 of 2 = 100%	—	2 of 2 = 100%	1 of 1 = 100%	—	2 of 2 = 100%
Michele Buchignani	2019	8 of 8 = 100%	6 of 6 = 100%	10 of 10 = 100%	4 of 4 = 100%	10 of 10 = 100%	—
	2020	2 of 2 = 100%	—	2 of 2 = 100%	1 of 1 = 100%	2 of 2 = 100%	—
Daniel Hancock	2019	8 of 8 = 100%	6 of 6 = 100%	—	—	10 of 10 = 100%	3 of 3 = 100%
	2020	2 of 2 = 100%	—	—	—	2 of 2 = 100%	2 of 2 = 100%
Tony Harris	2019	7 of 8 = 88%	5 of 6 = 83%	4 of 5 = 80%	1 of 1 = 100%	5 of 5 = 100%	3 of 3 = 100%
	2020	2 of 2 = 100%	—	—	—	2 of 2 = 100%	2 of 2 = 100%
David Johnson	2019	8 of 8 = 100%	5 of 5 = 100%	—	—	—	—
	2020	2 of 2 = 100%	—	—	—	—	—
Colin Johnston	2019	8 of 8 = 100%	6 of 6 = 100%	10 of 10 = 100%	4 of 4 = 100%	5 of 5 = 100%	2 of 2 = 100%
	2020	2 of 2 = 100%	—	2 of 2 = 100%	1 of 1 = 100%	—	2 of 2 = 100%
Rodney Nunn	2019	2 of 8 = 25%	3 of 6 = 50%	—	—	2 of 10 = 20%	0 of 1 = 0%
	2020	0 of 2 = 0%	—	—	—	0 of 1 = 0%	—
Peter Yu(3)	2019	4 of 8 = 50%	1 of 3 = 33%	—	—	—	—
	2020	0 of 2 = 0%	—	—	—	—	—

1.	In person Board meetings where a director participates telephonically are recorded as attended for attendance and percentage attendance rate calculation.

2.
Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advanced scheduling may not allow every director to participate in all meetings. Directors are expected to attend scheduled in-person meetings.

3.
Mr. Yu abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality which he declared in connection with such meeting. These meetings are excluded from his total number of meetings eligible for attendance and percentage attendance rate calculation.

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Section 2: Board of Directors | Director Compensation

Director Compensation
The Board of Directors annually reviews and approves director compensation to ensure it appropriately recognizes the directors' time commitments and is in line with director compensation based on relevant market data. Fixed annual retainers are used rather than a fee per meeting and no changes were recommended or made to directors' fees during 2019. For the current elected year of service, effective May 6, 2019, non-management directors are paid a base annualized cash board retainer and equity compensation as per the below schedule:

DIRECTOR COMPENSATION SCHEDULE
Annualized Cash Retainer
Director	$50,000
Committee Chair Retainer
Audit Committee Chair	$20,000
HRC Committee Chair	$15,000
NCG Committee Chair	$15,000
Committee Member Retainer
Audit Committee Member	$8,500
HRC Committee Member	$8,500
NCG Committee Member	$7,500
Equity Compensation
Board Chair grant value	$120,000
Director grant value	$65,000
All equity retainers are granted as RSUs vesting within the elected year of service. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings.
2019 Director Compensation Summary Table
The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport Fuel Systems to the following individuals who were directors of Westport Fuel Systems during the 2019 financial year, excluding Ms. Gougarty and Mr. Johnson who were named executive officers ("NEO"), as defined in Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), at the time and received no compensation for their services as a director. No Options are granted to directors and there is no other non-equity incentive program.
The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2019 was $1,090,106.

DIRECTOR COMPENSATION
(figures in U.S. dollars)	Fees Earned	Share-Based Awards ($)(1)	All Other(2)	Total
Financial Year 2019 Directors
Brenda Eprile	69,346	120,000	2,000	$191,346
Michele Buchignani(3)	70,000	65,000	—	$135,000
Daniel Hancock	73,375	65,000	1,000	$139,375
Tony Harris	76,500	65,000	—	$141,500
Colin Johnston	83,846	65,000	1,000	$149,846
Scott Mackie(4)	39,346	9,545	6,538	$55,429
Wade Nesmith(5)	22,846	—	37,000	$59,846
Rodney Nunn	61,096	65,000	—	$126,096
Peter Yu	26,668	65,000	—	$91,668

1.	This amount represents the accounting fair value determined at the time of grant.

2.
Represents compensation for meetings of the temporary Special Committee, which was disbanded on March 14, 2019, in the case of Mr. Nesmith for SEC investigation oversight work, and in the case of Mr. Mackie for Advisory Board services.

3.	During 2019, McLean Drive Consulting Ltd., of which Ms. Buchignani is the principal, provided consulting services to management for fees of $25,050 CDN, received in the financial year 2020.

4.	Mr. Mackie served as a director until May 6, 2019 and then served on the Advisory Board.

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Section 2: Board of Directors | Director Compensation

5.	Mr. Nesmith served as a director until May 6, 2019.
Incentive Plan Awards
The following table and notes thereto set out information concerning all share-based awards vested during the 2019 financial year and outstanding at December 31, 2019 for the following individuals who were directors of Westport Fuel Systems during the year ended December 31, 2019, excluding Ms. Gougarty and Mr. Johnson who received no compensation for their service as directors.

DIRECTOR AWARDS: VESTED/EARNED VALUES
(figures in Units or U.S. dollars)	Vested		Unvested
	Qty(1)	Market Value ($)(2)	Qty(3)	Market Value ($)(4)
Financial Year 2019 Directors
Brenda Eprile	56,740	$150,330	34,681	$82,194
Michele Buchignani	30,734	$79,002	18,786	$44,523
Daniel Hancock	42,683	$111,982	18,786	$44,523
Tony Harris	30,734	$79,002	18,786	$44,523
Colin Johnston	30,734	$79,002	18,786	$44,523
Scott Mackie	13,703	$37,890	1,754	$4,157
Wade Nesmith	11,948	$32,976	—	—
Rodney Nunn	30,734	$79,002	18,786	$44,523
Peter Yu(5)	18,786	$79,002	18,786	$44,523

1.	Represents the number of Units that vested during the year.

2.	Represents the number of Units that vested during the year multiplied by the share price on the date of vesting.

3.	Represents the number of Units that remain unvested at December 31, 2019.

4.
This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2019 ($2.37). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport Fuel Systems has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

5.	Mr. Yu is the director nominee of Cartesian and pursuant to Cartesian’s policies any director compensation otherwise issuable to Mr. Yu are required to be issued to Cartesian.
Additional Disclosure Relating to the Directors
Other than as set out below, no proposed director (in their personal capacity):

a.
is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,

i.
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b.
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

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Section 2: Board of Directors | Additional Disclosure Relating to the Directors

e.	has been subject to, at any time, any penalties or sanctions imposed by,

i.	a court relating to securities legislation or a securities regulatory authority, or

ii.	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its public disclosure in 2015. Ms. Eprile previously chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, the company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to the Class Action. The settlements were subject to the approval of the OSC and the court. Ms. Eprile ceased to serve as a board member of Home Capital on May 16, 2018.
On September 27, 2019 the Corporation announced that it had reached a settlement with the SEC resolving an investigation into the Corporation’s investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  See “Legal and Regulatory Proceedings” in the Annual Information Form of the Corporation effective March 17, 2020.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".
Indebtedness of Directors & Executive Officers
None of the directors, proposed directors, executive officers or employees of the Corporation, former directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation's most recent completed financial year. Furthermore, none of such persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person of Westport Fuel Systems, any proposed person nominated for election as a director of Westport Fuel Systems, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of Westport Fuel Systems since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.

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Section 3: Corporate Governance

Section 3: Corporate Governance
Statement of Corporate Governance Practices
Westport Fuel Systems Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Board of Directors Committees
Standing Committee Composition
The Committees and their current members as of March 17, 2020 are set forth in the table below:

COMMITTEE COMPOSITION
* indicates Chair	Standing Committees
	Audit	HRC	NCG
Brenda Eprile	x		x
Michele Buchignani	x	x
David Johnson
Daniel Hancock		x*	x
Tony Harris		x	x*
Colin Johnston	x*		x
Rodney Nunn		x
Peter Yu
Members of the Corporation's management team are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice the Committees may, at their discretion, conduct any portion or all of their meetings without management present to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.
Quorum for Standing Committee meetings requires a majority of the Committee members to be in attendance. Audit Committee quorum is two members and one must be the Audit Committee Chair. For the HRC Committee and NCG Committee, quorum is a majority of the members thereof, and one must be the HRC Committee Chair and the NCG Committee Chair, respectively. The number of times each Committee met during calendar 2019 and in the period to March 17, 2020 can be found in the table below. Attendance rate by committee members can be found in the earlier section titled "Meetings of the Board of Directors".

COMMITTEE MEETING FREQUENCY
		Meeting In-Person	Meeting Telephonic	Total
Audit	2019	4	6	10
	2020	1	1	2
HRC	2019	5	5	10
	2020	2	0	2
NCG	2019	3	0	3
	2020	1	1	2
The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotates chairmanship of the Committees. There were no changes in Standing Committee chairs in 2019 or through March 17, 2020.

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Section 3: Corporate Governance | Board of Directors Committees

Committees Purpose & Responsibility
Much of the Board's business is conducted by the three Standing Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:
AUDIT COMMITTEE
The Audit Committee consists entirely of independent directors and is led by a director with financial expertise. The Audit Committee is responsible for overseeing Westport Fuel Systems' accounting and financial reporting processes and audits of its financial statements, Westport Fuel Systems' risk assessment and risk management processes, the design and implementation of an effective system of internal control over financial reporting by Westport Fuel Systems management, compliance with legal and regulatory requirements and the promotion of legal and ethical conduct, as well as reviewing the work and performance of Westport Fuel Systems external auditors and providing oversight of continuous disclosure reporting. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related MD&A.
It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport Fuel Systems financial statements are complete, accurate and in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The external auditor is responsible for planning and conducting audits and management is responsible for preparing complete, accurate financial statements in accordance with U.S. GAAP. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport Fuel Systems.
Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as an " audit committee financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. At least two current Audit Committee members qualify as financial experts including Mr. Colin Johnston and Ms. Brenda Eprile. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading "Audit Committee Matters" in the Annual Information Form of the Corporation effective March 17, 2020.
NOMINATING & CORPORATE GOVERNANCE COMMITTEE
The NCG Committee is comprised entirely of independent directors and has the primary responsibility of establishing and monitoring Westport Fuel Systems corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees and evaluating and recommending the appointment of directors, reviewing and organizing education and succession planning of the Board of Directors, and overseeing legal and regulatory compliance and shareholder engagement. The NCG Committee performs regular assessments, on no less than an annual basis, of the Board, its committees and individual directors, and makes recommendations to the Board for discussion and final approval.
The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
HUMAN RESOURCES & COMPENSATION COMMITTEE
Consistent with recommended governance practice, the HRC Committee, made up entirely of independent directors, has primary responsibility for establishing Westport Fuel Systems' compensation philosophy and principles including designing, developing, and overseeing the operation of Westport Fuel Systems' executive compensation program. The HRC Committee is also responsible for executive oversight, including goal setting and performance evaluation for the CEO (working with the Board Chair), and executive succession planning and the review of the Corporation's talent development (working with the CEO).
The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices. All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within

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Section 3: Corporate Governance | Board of Directors Committees

large organizations and through serving on compensation committees of other companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.
The Chair of the Committee, Dan Hancock, held senior leadership roles within General Motors, both domestically and internationally, and as such has had direct and extensive experience with the assessment, development and coaching of executives as well as key operational and functional leaders, and development of base and incentive compensation programs. Another member of the HRC Committee, Ms. Buchignani, has served on multiple compensation committees including serving as chair of the CEO Search Committee for the Alzheimer Society of BC. During her tenure at CIBC she was involved in the design of equity compensation plans and participated annually in the determination of discretionary compensation for employees. Later as a consultant for the CIBC Executive Compensation Group, she had responsibility for executive compensation disclosure, as well as the redesign and implementation of the long term incentive compensation plan applicable to UK employees. Mr. Harris currently serves as a compensation committee member for two non-public organizations, and previously served on an additional four company compensation committees. He is very familiar with compensation levels for executive officers, developing or approving the design and administration of short and long-term incentive plans, benefit plans and employment termination arrangements for senior executives.
For information relating to executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4.
The HRC Committee operates under a Board approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Code of Conduct & Ethics
As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:

•	Has established the NCG Committee as described herein.

•
Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings, including guidelines applicable to trading in Westport Fuel Systems securities. A revised Code was adopted in 2019 and copy filed on SEDAR at www.sedar.com (see "Additional Information" at the end of this Circular). All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of the Corporation's last financial year, Westport Fuel Systems has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
Has established a written Trading Policy (the "Trading Policy"), which outlines the trading obligations of Board Members, officers and employees. The Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law.

•
Has established a written global policy called the Anti-Corruption and Prevention of Bribery Principles policy (the “Anti-Bribery and Corruption Principles”) that sets out the Corporation's commitment to full compliance with Canada’s CFPOA, the U.S. FCPA, and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of these principles in 2018, the key attributes had been incorporated directly into the Code. In 2018 and 2019 directors, officers, employees and contractors completed on-line training as part of the Corporation’s compliance certification requirements.

•
Has established a written Whistleblower Policy (the "Whistleblower Policy") which outlines the Corporation's commitment to open communication and transparency, this Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct (so-called “whistleblowing”) with the reassurance that they will be protected from retaliation, reprisals or victimization for all such reporting or whistleblowing. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to the Code of Conduct or policies of the Company, or in some other manner not right or proper can be reported confidentially and anonymously through Westport Fuel Systems ethics hotline via westport.ethicspoint.com, via email to the ethics hotline alert email address, or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair or the Audit Committee Chair.

•
Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and legal counsel and adopted a Disclosure Policy (the "Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business as further described below under "Disclosure Policy".

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Section 3: Corporate Governance | Code of Conduct and Ethics

•
Encourages management to consult with legal and financial advisors to confirm Westport Fuel Systems is in compliance with securities legislation in Canada and the United States regarding material information about public companies.

•
Is cognizant of Westport Fuel Systems timely disclosure obligations and, either directly or through Committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents), and other core disclosure documents prior to distribution.

•
Relies on its Audit Committee to to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board. This includes annual review of the systems of internal financial control and discuss such matters with Westport Fuel Systems external auditor.

•
Seeks to monitor Westport Fuel Systems compliance with the Board's directives and has established the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

•
In addition, the Board must comply with the conflict of interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

All the policies referenced in this section are available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Diversity
Westport Fuel Systems has adopted a diversity policy guiding the identification and nomination of diverse directors and executive officers, though has not implemented any specific targets in this regard. Westport Fuel Systems is committed to diversity at both the Board and executive management levels. With regard to gender diversity, women have been and will continue to be considered by Westport Fuel Systems, the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations and the existing number of women on the Board and in executive management roles is a factor considered in assessing potential new director and executive officer candidates. Westport Fuel Systems is proud of the influence of women members of the Board and in executive management roles. In 2019, two out of eight Board members (25%), including the Chair of the Board, are women compared to three of ten Board members (30%) in 2018. This reduction was due to the retirement of Ms. Gougarty in January 2019 and a reduction in the overall number of Directors on the Board. Westport Fuel Systems actively seeks female candidates at all levels and in all functions in the Corporation and is committed to an inclusive and diverse workplace, including advancing women and individuals of diverse backgrounds to executive officer positions. As a global citizen, the Corporation recognizes the positive performance contributions of a diverse Board of Directors and employee base and supports company wide diversity, including our commitment to reporting our gender diversity performance.
For more information on gender diversity throughout the organization, please refer to our 2019 Sustainability Report which will be available on the Corporation's website in June 2020 wfsinc.com/about/sustainability/.
Disclosure Policy
The Board of Directors originally approved the adoption of a Disclosure Policy on June 28, 2001. The Disclosure Policy was updated and approved by the Board of Directors on March 6, 2020. The Disclosure Policy details Westport Fuel Systems policies related to disclosure and external communications. It is reviewed annually as part of Westport Fuel Systems investor relations planning process, and is revised as required. In addition, the Disclosure Policy will be reviewed and updated if it becomes apparent that changes are required at any other time. The complete Disclosure Policy can be viewed on Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.
Westport Fuel Systems is committed to providing timely, orderly, consistent and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Disclosure Policy's goals include:

•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and

•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport Fuel Systems and its business.
The Disclosure Policy extends to all employees of Westport Fuel Systems, its Board of Directors, and those authorized to speak on its behalf. The Disclosure Policy covers disclosures in documents filed with the securities regulators and written statements made in Westport Fuel

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Section 3: Corporate Governance | Disclosure Policy

Systems annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements and information contained on Westport Fuel Systems website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.
The Disclosure Policy establishes a disclosure committee (the "Disclosure Committee") which is responsible for determining materiality of any information and must react quickly to material developments, meeting and providing recommendations to the CEO and senior management team as required. The Disclosure Committee consists of the Corporation's CEO, CFO, Chief Legal Officer, the Executive Vice President of Transportation, the Corporate Controller, the Vice President of Sustainability and External Affairs and Corporate Secretary (or, in the event no individual currently has such title, the individual filling the role typically associated with such title). The CFO serves as the Chair of the Disclosure Committee, while the Corporate Secretary serves as secretary to the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure spokespersons have been briefed and informed of all material events.
The Disclosure Committee will review developments in order to assess materiality, and will determine when developments justify public disclosure. The Disclosure Committee is kept fully apprised of all pending material developments involving Westport Fuel Systems in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee determines the process upon which such confidential information will be controlled and any confidential filings required to be made with securities regulators and shall implement trading blackouts in accordance with the trading policy of the Corporation.

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Section 4: Compensation Of Executive Officers

Section 4: Compensation of Executive Officers
In 2019, we welcomed new senior leadership to lead Westport Fuel Systems into the next decade. David M. Johnson was appointed CEO in January 2019 bringing significant entrepreneurial experience and a deep knowledge of the global original equipment manufacturing industry in both passenger and commercial vehicle markets. Our new CFO, Richard Orazietti, is familiar with dynamic and quickly shifting market conditions through his mining and communications industry experience. We are confident this new leadership team is poised to serve our organization well. The Board is pleased with the significant progress made over the past year and we intend to continue to build on the momentum of 2019 by focusing on growing the business while maintaining a sharp focus on our operating performance.
2019 was a milestone year for Westport Fuel Systems marking our first full year of positive EBITDA performance. Over the past two years our short term incentive program has evolved from a one metric of adjusted EBITDA to measuring both revenue and EBITDA. This is to align our management metrics with the Corporation’s growth and with the path to sustained profitability. With 2019 being the second full year of commercialization for the HPDI system, it was important to align the short term incentive metrics to key metrics that tracked to the organization’s strategic principles, revenue growth through new product and increased EBITDA performance to improve cash generation from operations. Additionally in 2019, we made pay mix adjustments for our CEO and CFO positions reinforcing our pay-for-performance principles by placing more total compensation at-risk, weighting for near term performance and thus reducing fixed annual cash compensation. The changes can be summarized as follows:

1.
The CEO at-risk compensation increased as base salary (fixed) was reduced by 18%, increasing the short-term incentive targets to 100% of base salary, a 20% increase compared to the previous CEO. This resulted in a $100,000 decrease in the total potential cash compensation; and

2.	The CFO at-risk compensation increased as base salary (fixed) was reduced by 25%, increasing the short-term incentive target to 75% of base salary, a 25% increase compared to the past CFO.
The demand for entrepreneurial and technical talent is high across the globe and across diverse market sectors thus it is imperative that the Corporation has the appropriate means to retain and attract talent while aligning incentives of our team with shareholder interests. The organization has been in transition for the past two years, completing the final stages of the merger integration and the transition to a new senior management team. We recognize that a future risk of attrition could hinder our ability to take full advantage of the market opportunities ahead of us. In response, in 2019 we adopted a new equity based Long-Term Incentive Plan (“LTI Plan”) that: (a) provides a competitive element of total direct compensation, facilitates executive stock ownership, and rewards for multi-year shareholder value creation; and (b) promotes long-term retention of key leadership and high performers. The LTI Plan’s performance metrics of relative Total Shareholder Return and Share Price Appreciation are directly linked to shareholder value creation and payouts are not made unless minimum performance thresholds are met. For more information on the LTI Plan please see Section 4 under "Long Term Incentives”.
In order to obtain feedback from Shareholders on the Corporation's approach to executive compensation, this year Westport Fuel Systems has introduced an advisory "say-on-pay" vote on the approach to compensation as described in this Circular.
To support our mission to retain and attract our talent through long-term incentives, we are recommending that Shareholders approve the proposed resolution to amend our current 2010 Omnibus Incentive Plan including increasing the number of available Common Shares for issuance and extending the life of the Plan to April 30, 2030. Supported by Hugessen Consulting, our independent Compensation Consultant, the HRC Committee believes that equity-based incentives align executive compensation with Shareholder interests. This evolution in our compensation framework is designed to enable us to provide competitive compensation for strong performance. More information on the LTI Plan and the proposed Omnibus Plan amendments are available in Section 4 under "Elements of our Executive Compensation Program" and "Omnibus Plan" respectively.
We ask that you take the time to learn about these compensation changes and to see how they are aligned to incent our management team and employees to continue to deliver to our customers and create long term shareholder value. Your say is important and we kindly ask that you cast your vote in support of the proposed amendments to the Omnibus Plan and in favour of our approach to executive compensation.
Sincerely,
Daniel M. Hancock
Chair of the Human Resources and Compensation Committee

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Section 4: Compensation of Executive Officers | Discussion and Analysis

Discussion & Analysis
The following discussion is with respect to compensation of Westport Fuel Systems' CEO, the CFO and the next three most highly compensated executive officers in 2019 (collectively "NEOs"). Our NEOs in 2019 were as follows:

•	David M. Johnson, CEO;

•	Nancy Gougarty, former CEO;

•	Richard Orazietti, CFO;

•	James (Jim) MacCallum, former acting CFO;

•	Michael Willis, former CFO;

•	James (Jim) Arthurs, Executive Vice President

•	Massimiliano Fissore, Senior Vice President, Independent Aftermarket; and

•	Bart van Aerle, Vice President Prins
Changes to the NEO's
2019
Ms. Gougarty stepped down as CEO effective January 14, 2019 and retired from all roles with the Corporation effective as at February 15, 2019. The Corporation entered into a retirement agreement dated January 14, 2019 with Ms. Gougarty in connection with her retirement. See "Executive Compensation Figures & Tables" section.
On January 15, 2019 Mr. Johnson was appointed CEO to fill the role previously held by Ms. Gougarty.
Effective February 4, 2019, Mr. Willis stepped down as CFO and resigned from all positions with the Corporation effective as at March 15, 2019.
Effective February 4, 2019, Mr. MacCallum was appointed acting CFO, and served in this position until September 3, 2019, returning to a senior leadership position within Westport Fuel Systems.
Effective September 3, 2019, Mr. Orazietti was appointed CFO.
Compensation Process
The HRC Committee of the Board is responsible for, among other things, administering Westport Fuel Systems executive compensation program and long-term incentive plans and reviewing employee incentive and certain benefit programs. Additionally the HRC Committee is responsible for recommending the CEO's compensation to the independent members of the Board.
As part of the compensation setting process, the HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews in an effort to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with the Corporation's compensation policies and practices. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by the Corporation with the remuneration paid by other comparable public companies to Westport Fuel Systems or companies of similar business lines, geography and complexity of operations.
To provide support and assistance to the governance and oversight of the Corporation's compensation process, the HRC Committee retains an independent compensation advisor to provide executive and director compensation consulting services. The Compensation Consultant (defined below) is selected and retained by and reports to the HRC Committee and participates in certain HRC Committee meetings where executive compensation matters are discussed.
Effective September 2019, the HRC Committee retained Hugessen Consulting Inc. (the "Compensation Consultant") (and previously Frederic W. Cook & Co., Inc.) to provide the HRC Committee with executive and director compensation consulting services. As part of its engagement, the Compensation Consultant:

•
reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies and market data analysis;

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Section 4: Compensation of Executive Officers | Discussion and Analysis

•	informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and

•	reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments with regard to director compensation.
Proposals from management are reviewed for feedback by the Compensation Consultant. Additionally, the HRC Committee and the Compensation Consultant will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including but not limited to advice received from the Compensation Consultant.
Services provided by the Compensation Consultant in 2019 were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid in 2019.
The table below summarizes the fees paid in relation to executive and director compensation for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of executive compensation, are required to be pre-approved by the HRC Committee before proceeding.

COMPENSATION CONSULTANT SERVICES PERFORMED
Hugessen Consulting Inc.	12/31/2019	12/31/2018
Executive compensation-related fees	$63,864	$—
All other related fees	$—	$—
Frederick W. Cook & Co., Inc.
Executive compensation-related fees	$735	$93,413
All other related fees	$—	$—
Total	$64,599	$93,413
Compensation Philosophy
The Corporation’s executive compensation programs are designed to retain, attract, motivate and reward our executives who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes that the executive compensation program’s underlying philosophy and related policies maintain a robust pay-for-performance alignment which factors in the median levels of both local market and peer compensation data to properly balance pay mix and level targets of its executives and employees.
Within the Corporation’s global operations, Westport Fuel Systems compensation program has been based on the following principles:

1.	Pay for performance - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual’s area of responsibility.

2.	Long term incentives - balanced retention and performance-based equity compensation aligned with shareholder value creation.

3.
Competitive total compensation - factors in the median levels of both a defined comparator group of peers' compensation and local market data to properly balance pay mix and level targets for executives and employees;

COMPENSATION RISK MANAGEMENT PRACTICE
Westport Fuel Systems maintains its commitment to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics, and ensuring adherence to general governance best-practices.
Creating appropriately incented behaviors are an essential part of the compensation setting process. The HRC Committee believes that measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk. The Corporation’s executive compensation program mitigates risk through various means, including:

•	Establishing the mix of fixed versus variable pay;

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•	Establishing the performance metrics to which pay is tied;

•	Ensuring the pay opportunity is capped;

•	Ensuring the majority of executive long-term compensation vests based on performance;

•	Ensuring the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance;

•	Ensuring the timing of payout coincides with audited financial statements (where applicable);

•	Ensuring “clawback” adjustments are part of the design;

•	Adopting competitive termination provisions in the event of termination without cause;

•	Ensuring HRC Committee approval is required for the use of equity awards; and

•	Requiring that executives buy and hold stock consistent with best practices.
The HRC Committee believes that annual STI bonus plans and LTI awards granted to executives should tie primarily to business performance goals, including revenue and EBITDA, as well as strategic performance objectives. These metrics encourage an ownership mindset in overall business performance, and are subject to a maximum payout cap.
Westport Fuel Systems has implemented a claw-back policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation should the Corporation’s financial statements be restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
Westport Fuel Systems has also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future decreases in the market value of any securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
SHARE OWNERSHIP REQUIREMENTS
Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation in order to align their interests with those of our Shareholders:

•	Westport Fuel Systems non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;

•
each of Westport Fuel Systems executive officers, with the exception of the CEO, is required to hold a minimum of one times his or her annual base salary in Common Shares, Units, or Options to be acquired over a five-year period; and

•	the CEO is required to hold a minimum of three times his or her annual base salary in Common Shares, Units or Options, to be acquired over a five-year period.
Determination of Compensation
The HRC Committee considers a range of factors concerning the executive compensation decision, including but not limited to: individual’s performance, benchmarking data, compensation risk considerations (succession and retention), long-term strategic objectives, prior equity based compensation awards, feedback from shareholders and other stakeholders, and general information relating to executive compensation trends and developments. A key component in the decision are benchmark analyses conducted by the Corporation's independent Compensation Consultant, which assist in determining whether the Corporation's executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives which encourage a positive performance-based culture. The Corporation’s current philosophy is to target pay at median of the Comparator Group (defined below) recognizing that pay is often correlated with company size.
Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group"). The Comparator Group is comprised of publicly listed companies to give a realistic view of market competitive compensation. In 2019 Westport Fuel Systems reviewed the 2018 Comparator Group against selection criteria which included revenue, global scope, EBITDA, Total Enterprise Value ("TEV"), market capitalization, business complexity, industry presence and geography.

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Section 4: Compensation of Executive Officers | Discussion and Analysis

As a result, the Comparator Group was modified in 2019 to ensure a more robust and relevant set of peer data would be used as the basis for compensation program reviews and overall compensation decision making. The table below outlines the 21 companies (previously 22 companies in 2018) which form the 2019 Comparator Group and includes 14 U.S., 4 European, and 3 Canadian based companies:

Ag Growth International Inc.	Motorcar Parts of America, Inc.	Spartan Motors, Inc.
Ballard Power Systems Inc.	paragon GmbH & Co. KGaA	Standard Motor Products, Inc.
CECO Environmental Corp.	Plug Power Inc.	Stoneridge, Inc.
Clean Energy Fuels Corp.	Progress-Werk Oberkirch AG	The Gorman-Rupp Company
Commercial Vehicle Group, Inc.	Ricardo plc	Twin Disc, Incorporated
Landi Renzo S.p.A.	Shiloh Industries, Inc.	Wajax Corporation
Lydall, Inc.	SHW AG	XPEL, Inc.
The 2019 Comparator Group offers a more reasonable benchmarking of compensation and is the primary data source used by Westport Fuel Systems to determine design (structure and metrics), pay mix, position of base salary, and performance-based incentive programs for executive compensation. For determining CEO compensation, only the Comparator Group is used. Additional local regional benchmarks are considered when determining other executive position compensation.
A subset of the Comparator Group ("Subset Comparator Group") comprised of selected North American based companies within the Comparator Group that are listed on an U.S. based stock exchange was also established to support the 2019 Long-term Incentive Plan ("LTI Plan") which uses a relative Total Shareholder Return (“rTSR") metric to determine performance against PSU payouts. The Subset Comparator Group is the group used to measure the LTI Plan rTSR performance. The table below outlines the companies included in the Subset Comparator Group:

Ballard Power Systems	Lydall Inc.	Standard Motor Products
CECO Environmental	Motorcar Parts of America	Stoneridge, Inc,
Clean Energy Fuels Corp.	Plug Power Inc.	Twin Disc, Inc.
Commercial Vehicle Group, Inc.	Shiloh Industries, Inc.
Gorman-Rupp Co.	Spartan Motors Inc.
For more information on the LTI Plan, please see section "Elements of our Executive Compensation: Long-Term Incentive Plan".
Elements of Our Executive Compensation Program
Westport Fuel Systems executive compensation program consists of the following elements:

Element			Objective	Performance Period	Form
Total Direct Compensation
Fixed	Short- Term	Base Salary	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		Short-term Incentive	Motivate and reward achievement of financial, operating and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	Long-term Incentive – RSUs or Phantom Shares – PSUs	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest 1/3 per year over a three year period Vest at the end of defined points within a three year period	Share Units
Total Indirect Compensation
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a

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Section 4: Compensation of Executive Officers | Discussion and Analysis

TOTAL TARGET COMPENSATION
The following charts set forth the three direct compensation program elements and the targeted direct compensation pay-mix intended for the CEO, CFO and other NEOs. The principles described above were used to determine base salaries and to set the at-risk targets under the short and long-term incentive programs.
For summary of actual compensation for financial year 2019, see the following section "Executive Compensation Figures and Tables".
BASE SALARY
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.
In 2019 two NEO's, Mr. MacCallum and Mr. van Aerle, received base salary adjustments in relation to a change in responsibilities. Neither Mr. Johnson nor Mr. Orazietti received base salary adjustments.
SHORT-TERM CASH INCENTIVES
The STI program is the primary method for motivating business and individual performance during the financial year and are intended to link pay and performance by providing cash compensation if targeted results are achieved, up to a capped amount of base salary.
In 2019, 70-80% of the STI bonus was tied to financial targets including revenue growth, EBITDA, and direct margin. These metrics were selected to align management focus on both the Corporation’s growth and the path to sustainable profitability. The balance, weighted at 20-30%, was linked to strategic target achievement within the annual operating cycle, designed to award specific achievements which contribute to shareholder value creation over time.
Chief Executive Officer's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEO’s are set by the Chief Executive Officer and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.
The actions of the Committee and our pay-for-performance philosophy functioned such that compensation earned by our executives was aligned with our financial performance for 2019. Highlights from the year and our performance include each of the Corporation’s business units delivering improved financial performance and operating results, further advancing our transformation into a profitable and sustainable organization. Consolidated revenues for 2019 were $305.3 million, an increase of 13% over the previous financial year, resulting from strength across our transportation businesses, but primarily as a result of increased HPDI revenue in 2019. Westport Fuel Systems recorded a net

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Section 4: Compensation of Executive Officers | Discussion and Analysis

income from continuing operations of $0.2 million for the year ended December 31, 2019 compared to a net loss from continuing operations of $40.8 million for the year ended December 31, 2018. The significant improvement in net income from continuing operations of $41.0 million was a result of improvements in all areas of our operations, combining higher revenues, lower costs and improved earnings from Cummins Westport Inc. These factors were key contributors to the improvement in Adjusted EBITDA and EBITDA. For more information see the Corporation's MD&A and financial statements, filed on SEDAR www.sedar.com and available on the Corporation's website.
Chief Executive Officer STI
As per the Chief Executive Officer's employment agreement, the STI component of the Chief Executive Officer's compensation is to be set at a targeted 100% of base salary, though it can pay out between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The current Chief Executive Officer's metrics and actual achievement in 2019 are summarized as follows:

CEO SHORT-TERM INCENTIVE METRICS - 2019
Consolidated Metrics		Weight	Achievement(1)
Quantitative	Revenue	15%	15%
	EBITDA	45%	45%
	Direct Margin	10%	10%
Qualitative(2)	Strategic Initiatives & Customer Attainment	30%	25%
	Organization and Corporate Development Performance
Overall Weighted Achievement		100%	95%
		Target Bonus ($)	Achieved Bonus ($)
CEO Short Term Incentive Bonus		$535,000	$508,250

1.	Revenue, EBITDA, and Direct Margin targets were exceeded by 8.68%, 50.9%, and 2.77% respectively.

2.
Evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to OEM customer attainment, increasing operating flexibility, reducing capital costs, streamlining corporate operations and organizational structure, culture transformation, and succession planning.

Other Named Executive Officer STI
Targeted bonuses for the NEOs, other than the CEO and CFO, range from 35% to 50% of base salary, with a potential pay out between 0% and 75% of base salary depending on performance against predefined corporate and individual area of responsibility targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.
The consolidated and business unit financial performance metrics associated with the NEO's STI were based on the 2019 Annual Operating Plans approved by the Board of Directors in December of 2018. They were intended to be challenging but achievable based on industry conditions known at the time they were established. Each of the Corporation’s business units delivered improved financial performance and operating results against their targets, therefore achievement values for quantitative metrics paid out at 100% of target. Mr. van Aerle short-term incentive is a combination of his secondment at CWI and his leadership within the Transportation Group. Additionally Mr. Arthurs and Mr. Fissore received a discretionary award based on achievement of qualitative metrics, focused to the business unit or individual, which were aligned to the CEO’s qualitative metrics.
Due to a partial year of employment, the CFO was eligible for a cash bonus, at the discretion of the CEO, for performance in 2019 prorated to four months' work.
Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.
LONG-TERM INCENTIVES
The long-term incentives ("LTIs") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for senior management and the design and magnitude of long-term incentives are guided by several factors: (1) the design must be aligned with shareholder value creation; (2) the design should be supportive of the Corporation's business goals and strategic plan; and (3) the design must be retentive.
The HRC Committee analyses market data, Comparator Group data and assesses recommendations from its Compensation Consultant and information provided by management in determining program design, metrics and targets. CEO recommendations are limited to executive officers and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRCC, with consultation from the Board Chair.

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In 2010, Shareholders approved the Corporation's current Omnibus Plan, which superseded the previous Share Unit Plan and Stock Option Plans. The Omnibus Plan is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.
Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units, where the recipient will ultimately convert the Units into Common Shares of the Corporation. On a limited basis Restricted Phantom Shares ("RPSs") have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation.
This year, with the current Omnibus Plan expiring on July 15, 2020, we are asking our Shareholders to vote in favour of a resolution which amends the Omnibus Plan's expiration date to April 30, 2030. Additionally, in order to support the continuation of using equity as a core part of our compensation framework, we are asking Shareholders to approve an additional 7,200,000 Common Shares to be available under the Omnibus Plan. Your vote is important to us and we ask that you review the detailed proposal and vote in favour of our recommendation. Further information is provided in the "Proposed Amendments to Omnibus Inventive Plan" section.
Long-Term Incentive Plan
In 2019 the HRC Committee approved the adoption of a LTI Plan that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance based awards in the form of PSUs that are linked to shareholder value creation, subject to a performance-based payout scale and are fully at-risk with the potential for zero payout. RPSs are awarded to non-executive employees in operating regions outside North America to simplify the conversion process for employees.
The program is primarily designed to grant awards on an annual basis that are weighted 70% performance awards and 30% restrictive awards for senior management, ensuring the majority of the awards are pay-for-performance, aligning management reward with shareholder value creation. Employee participant total grant awards are weighted 60% restricted awards and 40% performance awards as more emphasis is placed on retention as a strategic lever to retain our top talent as restrictive time-based awards provide strong retention value.
A three-year ratable vesting for RSUs, RPSs and a three-year performance period for PSUs is an appropriate length of time to support retention, motivate executive performance, align with shareholder interest, and is consistent with common market practice and taxation principles. Performance awards only payout if minimum thresholds are achieved and are capped to ensure positive shareholder value transfer is created with the award. If the performance metrics are not attained in the three year performance period the PSU award will be returned to the Omnibus Pool for future award.
The following LTI vehicles and metrics were used in 2019 to provide grants under the LTI Plan:

•
Time-based RSUs or RPSs: RSU delivers one Common Share when vested over a defined three-year period, provided the recipient is still employed at the time. Each RPS creates an interest equivalent to one Common Share and is paid out on a cash basis at the time of vesting. The value of the RSUs or RPSs grant is determined only when the RSUs are settled and exercised for Common Shares or when the RPS shares are converted to cash.

•
PSUs - rTSR Metric: These awards will vest based on Westport Fuel Systems' three-year total shareholder return ("TSR") performance relative to the Subset Comparator Group, a predetermined subset of the 2019 Comparator Group of companies. For details on the Subset Comparator Group, see the previous section "Determination of Compensation". PSUs convert one for one and each PSU delivers one Common Share when vested. The following table shows the payout levels associated with the Corporation's rTSR percentile ranking with payout interpolated based on the performance between the performance goals set out in the table:

rTRS Percentile Rank	Portion of rTSR PSUs which will vest
Bottom quarter	0%
25th ranking	33%
50th ranking	67%
75th ranking	100%

•	PSUs - Share Price Appreciation Metric: These awards will vest and settle dependent on two criteria:

◦
Payout criteria 1 - 33% of the PSUs will vest and settle if the trailing 50-day volume weighted average share price of Westport Fuel Systems shares on the NASDAQ is at or above $3.42 USD at any point between July 1, 2021 to December 31, 2021; and;

◦
Payout criteria 2 - Any PSUs which remain unvested after applying payout criteria 1 will vest and settle as set out below based on the highest trailing 50-day volume weighted average share price of Westport Fuel System shares on the NASDAQ achieved during the measurement period between July 1, 2022 to December 31, 2022. In the event that a portion of the granted PSUs

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Section 4: Compensation of Executive Officers | Discussion and Analysis

have previously vested due to achievement of payout criteria 1, the number of awards which vest in accordance with payout criteria 2 shall be determined in a manner such that, when combined with any such previously vested PSUs, the aggregate proportion of the original number of granted PSUs indicated in the table below are ultimately vested and settled. Payout is interpolated based on the performance between the performance goals set out as follows:

Share Price(1)	$3.30	$3.49	$3.68	$3.88	$4.09	$4.30	$4.53
Absolute 3-year CAGR TSR Equivalent	8%	10%	12%	14%	16%	18%	20%
Aggregate Proportion of Original PSU Grant to be Vested and Settled	33%	41%	50%	67%	75%	83%	100%
Proportion of Original PSU Grant to be Vested/Settled at the Time of Obtaining Payout Criteria 2, if Payout Criteria 1 was Previously Met	0%	8%	17%	34%	42%	50%	67%

1.	The 50-day weighted volume average share price as of December 11, 2019 of $2.62 was used as the base price to establish the performance criteria.
Named Executive Officer LTI
In 2019, under the LTI Plan, the Corporation awarded RSUs, RPSs and PSUs for its first three-year retention and performance period including 322,625 RSUs (24%), 100,650 RPSs (8%) and 906,050 PSUs (68%) were awarded. In total, these comprised 0.97% of total outstanding shares as of March 12, 2020.
The RSU value and the PSU grant values for threshold, targeted and maximum performance achievement for NEOs who were recipients of LTI Plan incentives in 2019, are summarized in the table below:

(All figures in US Dollars)	RSU Award at Base Price(1)	Total PSU Award(1)			Total Target LTI Grant ($)	Total Target LTI Grant (% of Base Salary)
		Threshold (33%)	Target (67%)	Maximum (100%)
David Johnson	$211,200	$243,946	$495,264	$739,200	$706,464	132%
Richard Orazietti	$89,088	$102,896	$208,911	$311,808	$297,999	100%
Jim MacCallum	$19,264	$17,656	$35,847	$53,504	$55,111	23%
Jim Arthurs	$26,880	$31,046	$63,033	$94,080	$89,913	29%
Massimiliano Fissore	$38,400	$44,352	$90,048	$134,400	$128,448	49%
Bart van Aerle	$19,264	$17,656	$35,847	$53,504	$55,111	22%

1.
Values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded in 2019 by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a performance period of 2020 - 2022. The actual value of these grants cannot be determined until they are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the Units were converted and sold on the date of grant.

Other Financial Year 2019 Usage
During financial year 2019, RSUs were granted for Board of Director compensation (see section "Director Compensation"), to certain executives and employees, the Chief Executive Officer, former Chief Executive Officer and Chief Financial Officer in connection with their 2019 employment or retirement contracts.

•	Mr. Johnson was granted 125,000 RSUs as part of his CEO employment contract.

•	Ms. Gougarty received 413,744 Common Shares as part of her January 14, 2019 retirement agreement, satisfying past Unit grants which could not have been awarded due to Ms. Gougarty being in blackout.

•	Mr. Orazietti was granted 100,000 RSUs as part of his CFO employment contract.

•	Mr. MacCallum was granted 50,000 RSUs as part of his acting CFO assignment.
OTHER BENEFITS
In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional

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Section 4: Compensation of Executive Officers | Discussion and Analysis

long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. Westport Fuel Systems offers an additional voluntary participation executive health and wellness benefit to its executives on a cost sharing basis. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport Fuel Systems offers only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
PAYMENTS UPON TERMINATION
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular.
Performance Graph
The Common Shares have been listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT" since November 10th, 2016, and prior to that "WPT" since June 30, 1999, and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compares cumulative total Shareholder return from an investment of C$100 in Common Shares of the Corporation made at December 31, 2014 with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

	Dec 31, 2014	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019
S&P/TSX	$100.00	$89.00	$104.00	$111.00	$98.00	$117.00
WPRT	$100.00	$63.00	$35.00	$108.00	$41.00	$70.00
Sources: S&P, TMX
Executive Compensation Figures & Tables
In 2019, the total targeted fixed versus at-risk compensation for the current CEO was 29% of total compensation fixed and 71% of total compensation at-risk. For the current CFO fixed versus at-risk compensation was 36% and 64% respectively. Based on the 2019 STI results and the actual Share Unit awards received under the LTI Plan, the CEO's actual fixed compensation was $527,112 or 30% of total compensation and actual at-risk pay was $1,247,450 or 70% of total compensation. However the CEO fixed compensation does not include a full year base salary as the CEO started January 15, 2019.
For the CFO, actual fixed compensation was $99,325 or 38% and actual pro rata at-risk pay was $163,531 or 62%, considering four months employment for 2019 based on the CFO start date of September 2019. Any bonuses or equity awards granted as part of the CEO and CFO employment contracts have been excluded from this compensation analysis. For summary of actual compensation for financial year 2019, see the following section "Executive Compensation Figures and Tables".
In 2019, the total targeted fixed versus at-risk compensation for the NEOs (excluding the current and former or acting CFOs and the current and former CEO) was 50% of total compensation fixed and 50% of total compensation at-risk. Based on the 2019 STI results and actual Share Unit awards received under the LTI Plan, the NEO's actual fixed compensation was $1,067,643 or 57.51% of total cash compensation and actual at-risk pay was $788,925 or 42.49%.

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Section 4: Compensation of Executive Officers | Figures and Tables

Financial Year 2019 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2017, 2018 and 2019. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil.

NEO SUMMARY COMPENSATION
(figures in U.S. dollars)	Year	Salary(1)	Share-based awards(2)	Non-equity incentive plan(3)	All Other(4)	Total
David Johnson(5) CEO	2019	527,112	1,155,200	508,250	117,238	$2,307,800
	2018	—	—	—	—	—
	2017	—	—	—	—	—
Nancy Gougarty(6) Former CEO	2019	185,001	1,046,772	—	593,183	$1,824,956
	2018	650,000	—	130,000	83,015	$863,015
	2017	650,000	672,000	975,000	41,775	$2,338,775
Richard Orazietti(7) CFO	2019	99,325	668,160	59,595	300	$827,380
	2018	—	—	—	—	—
	2017	—	—	—	—	—
Jim MacCallum(8) Former acting CFO	2019	241,816	163,648	110,219	11,603	$527,286
	2018	167,863	34,537	73,416	9,742	$285,558
	2017	161,713	—	56,715	10,052	$228,480
Michael Willis(9) Former CFO	2019	138,336	—	—	202	$138,538
	2018	223,902	—	—	1,391	$225,293
	2017	—	—	—	—	—
Jim Arthurs EVP	2019	310,498	161,542	122,647	13,161	$607,848
	2018	310,950	—	63,579	13,113	$387,642
	2017	308,440	—	165,604	13,702	$487,746
Massimiliano Fissore SVP, Independent Aftermarket	2019	263,234	175,500	119,771	31,974	$590,479
	2018	277,335	243,000	122,374	22,616	$665,325
	2017	215,864	—	161,898	3,779	$381,541
Bart van Aerle(10) VP Prins	2019	252,095	73,905	100,800	50,261	$477,061
	2018	254,561	49,000	143,450	94,033	$541,044
	2017	179,982	—	83,594	8,440	$272,016

1.
Annual base salaries for the current NEOs as at December 31, 2019 were $535,000, C$400,000, C$275,000, C$412,000, €235,027, and €201,760 for Mr. Johnson, Mr. Orazietti, Mr. MacCallum, Mr. Arthurs, Mr. Fissore, and Mr. van Aerle respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.

2.
Values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded in 2019 by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a performance period of 2020 - 2022. The PSU values recorded used the maximum level of the grant. See section "Long-Term Incentives" for more information. The actual value of these grants cannot be determined until they are converted to Common Shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the Units were converted and sold on the date of grant.

3.	This represents Westport Fuel Systems short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the year subsequent.

4.
The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonus', housing and car allowances as described in notes 5 and 10 below.

5.	"All Other Compensation" for Mr. Johnson during the year ended December 31, 2019 includes a $75,000 signing bonus and a $22,641 housing allowance.

6.
The Corporation entered into a retirement agreement dated January 14, 2019 with Nancy Gougarty in connection with Ms. Gougarty’s retirement as the Corporation’s Chief Executive Officer. Pursuant to that agreement, in 2019 Ms. Gougarty was entitled to and paid $585,000 and received 413,744 Common Shares satisfying past grants which could not have been awarded due to Ms. Gougarty being in blackout. The retirement agreement additionally provided for the vesting and treatment of all RSUs and PSUs which were previously granted to Ms. Gougarty and which were outstanding as at the date of her retirement.

7.	Mr. Orazietti was appointed CFO effective September 3, 2019.

8.	Mr. MacCallum served as acting CFO from February 4, 2019 to September 3, 2019 and then returned to a senior leadership position within Westport Fuel Systems.

9.	Mr. Willis served as CFO from June 11, 2018 to February 4, 2019.

10.	"All Other Compensation" for Mr. Van Aerle includes housing and car allowances during his secondment as President to the Cummins Westport Inc. joint venture.

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Section 4: Compensation of Executive Officers | Figures and Tables

Following the formula specified in Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by all NEOs during the financial year ended December 31, 2019 was $3,038,699. The total compensation including the date of grant value for all equity awards and all other compensation earned by all NEOs during the financial year ended December 31, 2019 was $7,301,348.
Plan Awards
During the year ended December 31, 2019, employees of the Corporation were granted (including grants made to NEOs) 2,043,069 Share Units and RPSs. The value of the Share Units and RPSs are based on the fair market value on the date of the grant.
OUTSTANDING SHARE-BASED AWARDS AS OF DECEMBER 31, 2019

NEO INCENTIVE PLAN: SHARE-BASED AWARDS
(figures in U.S. dollars)	Not Vested		Vested Not Paid Out or Distributed
	Qty(1)	Market/Payout Value ($)(2)	Qty	Market/Payout Value ($)(2)
David Johnson	454,583	$1,077,362	—	—
Nancy Gougarty	—	—	—	—
Richard Orazietti	256,600	$608,142	—	—
Jim MacCallum	82,592	$195,743	—	—
Michael Willis	—	—	—	—
Jim Arthurs	52,250	$123,833	—	—
Massimiliano Fissore	100,833	$238,974	—	—
Bart van Aerle	35,092	$83,168	—	—

1.
Represents the number of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.

2.
This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2019 ($2.37). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.

VALUE VESTED OR EARNED DURING THE YEAR

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(figures in U.S. dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned
David Johnson	$116,668	$508,250
Nancy Gougarty	$1,046,772	—
Richard Orazietti	—	$59,595
Jim MacCallum	$23,332	$110,219
Michael Willis	—	—
Jim Arthurs	$28,000	$122,647
Massimiliano Fissore	$180,668	$119,771
Bart van Aerle	$28,399	$100,800

1.	This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.

WESTPORT FUEL SYSTEMS INC. 2019 MANAGEMENT INFORMATION CIRCULAR | 37

Section 4: Compensation of Executive Officers | Figures and Tables

Employment Agreements: Termination & Change in Control
Each NEO has signed employment agreements which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to an amount comprised of salary and benefits, may be entitled to annual bonus, may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, and compensated for a non-compete period as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.
Westport Fuel Systems has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, vice presidents of the Corporation and certain affiliated entities as well as to certain other officers who are on fixed-term contracts and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing six (6) months prior to the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being treated as satisfied at a level of 100% of granted value. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
Mr. Johnson entered into an employment agreement effective January 14, 2019 which either ends on December, 31, 2021 or can be extended by mutual agreement between the Board of Directors and Mr. Johnson. Under this agreement Mr. Johnson was entitled to receive one month's base salary if terminated during his probation period and a maximum of $10,000 in relocation expenses. If terminated after his probation but before the first anniversary of employment, Mr. Johnson is entitled to three months base salary plus three months’ cost of medical benefit coverage. After the first year of employment Mr. Johnson is entitled six months base salary plus six months cost of benefits coverage and a maximum of $30,000 in relocation expenses if terminated. No severance is due if the term of employment is not extended.
Mr. Orazietti entered into an employment agreement effective September 3, 2019 and was entitled to receive one month's base salary if terminated during his probation period. If terminated after his probation period but before the first anniversary of employment, Mr. Orazietti is entitled to six months base salary, plus six months’ cost of medical benefit coverage. After the first year of employment Mr. Orazietti is entitled to twelve months base salary, an amount equal to twelve months’ cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for the months worked within the financial year in which termination of employment would have occurred.
Mr. MacCallum entered into an employment contract as part of his acting CFO assignment and, if terminated, is entitled to twelve months base salary plus twelve months cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for the months worked within the financial year in which termination of employment would have occurred.
Mr. Arthurs is entitled to six months’ written notice in which he will receive the full amount of base salary up to the notice date, and in addition, bonus prorated to the notice date. If termination occurs on or before June 30, 2020, Mr. Arthurs is entitled to a lump sum payment totaling six months base salary and cost of six months benefits. In the event the notice is given after June 30, 2020, Mr. Arthurs is entitled to a lump sum payment of the total of base salary, pro-rated bonus, and cost of benefits between the termination date and June 30, 2021.
Mr. Fissore does not have any termination provisions within his employment agreement.
Mr. van Aerle does not have any termination provisions within his employment agreement.
None of the NEOs have specific change in control provisions in their agreements however; they are covered under Westport Fuel Systems Change in Control Policy (described above).

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Section 4: Compensation of Executive Officers | Figures and Tables

The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2019, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2019, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards	Total
David Johnson	141,250	—	—	141,250
Richard Orazietti	161,840	—	—	161,840
Jim MacCallum	223,538	105,769	—	329,307
Jim Arthurs	166,462	79,231	—	245,693
Massimiliano Fissore	—	—	—	—
Bart van Aerle	—	—	—	—

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Johnson	535,000	535,000	1,077,362	2,147,362
Richard Orazietti	307,692	230,769	608,142	1,146,603
Jim MacCallum	211,538	105,769	195,743	513,050
Jim Arthurs	316,923	158,462	123,833	599,218
Massimiliano Fissore	263,200	131,600	238,974	633,774
Bart van Aerle	225,400	112,700	83,168	421,268

1.
The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2019 ($2.37).

2.	Total compensation due upon termination of employment in the event of a change in control does not include the sum of benefits.
Omnibus Incentive Plan
The upper table below sets forth, as at December 31, 2019, information in respect to equity compensation available under the Omnibus Plan, which is the vehicle under which the Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares. In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security based compensation arrangements for the three most recently completed financial years.

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued(1)	Weighted-average exercise price(2)	Securities remaining for future issuance
Omnibus Plan	1,878,591	—	612,665

ANNUAL BURN RATE(2)
	2019 Burn Rate(3)	2018 Burn Rate	2017 Burn Rate
2010 Plan	1.78%	0.76%	0.83%

1.
Securities to be issued value includes 100,650 RPSs granted however these will be settled in cash and not in Common Shares. Once settled in cash the 100,650 RPSs will return to securities remaining for future issuance.

2.	The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.

3.
Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year. In 2019, this burn rate includes the adoption of the 2019 LTI Plan.

WESTPORT FUEL SYSTEMS INC. 2019 MANAGEMENT INFORMATION CIRCULAR | 39

Section 4: Compensation of Executive Officers | Omnibus Plans

Proposed Amendment to the Omnibus Incentive Plan
Equity incentives are an effective tool for promoting long-term company value creation, and equity plans such as our Omnibus Plan are relatively common. Some companies have adopted “evergreen” plans which cap outstanding equity grants at levels generally not exceeding 10% of the issued and outstanding common shares of the company. These plans allow boards to issue new grants to continue to incent and retain key employees without Shareholder intervention. Other companies, such as Westport Fuel Systems, do not have an "evergreen" plan. Instead, the Corporation seeks Shareholder approval to amend the share pool size as grants are vested and the conversion to Common Shares removes their availability under the plan.
While the Omnibus Plan adequately meets the Corporation's current outstanding commitments, it is limited in its ability to continue to support future LTI awards. As of March 17, 2020, a maximum of 12,383,532 Common Shares are issuable pursuant to Awards granted under the Omnibus Plan. This includes 9,899,501 Common Shares which have actually been issued following the vesting of historical grants and 1,871,366 Common Shares currently reserved for issuance in respect of outstanding Awards (equal to 1.37% of the currently outstanding Common Shares as of March 17, 2020). Therefore, only 612,665 Common Shares remain available for issuance pursuant to Awards not yet granted under the Omnibus Plan (equal to 0.45% of the currently outstanding Common Shares as of March 17, 2020) having a weighted-average award price of $3.38 USD and a weighted-average remaining term of 3.5 years.
As a result, the Corporation is seeking approval by Shareholders to: (i) extend the termination date of the Omnibus Plan to April 30, 2030; and (ii) to increase the number of Common Shares available for grant pursuant to Awards under the Omnibus Plan by an additional 7,200,000 Common Shares. This would result in a maximum total of 19,583,532 Common Shares, being issuable pursuant to awards granted under the Omnibus Plan. Of this number 1,871,366 Common Shares have previously been allocated to currently outstanding awards and 9,899,501 to historical, previously vested, Awards that are no longer outstanding or available. This amendment would leave 7,812,665 Common Shares available for future awards not yet granted under the Omnibus Plan (which would represent 5.73% of the issued and outstanding Common Shares as at March 17, 2020).
Additional amendments to the Omnibus Plan proposed for approval include certain housekeeping changes including the removal of reference to Westport Fuel Systems' historical equity incentive plans which are no longer in use, updating of the Omnibus Plan to reflect the new approval and amendment dates and other conforming and stylistic changes. The Board of Directors has approved the proposed amendments to the Omnibus Plan, subject to receipt of applicable regulatory and Shareholder approvals. The proposed amendments are highlighted in the revised Omnibus Plan document located on www.wfsinc.com/investors/financial-information under “Fiscal 2019”. The final version, if approved, will be filed on SEDAR at www.sedar.com.
The Board believes it is prudent to extend the life of the Omnibus Plan and create additional granting room that will allow future annual grants the adopted LTI Plan. If approved, these amendments will provide the Board with the flexibility to continue to issue equity-based awards, particularly PSUs, to retain, attract, and motivate key employees and to further align the interests of our employees with those of Westport Fuel Systems Shareholders.
Current Omnibus Incentive Plan
On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Shareholders at Westport Innovations Inc., a predecessor of Westport Fuel Systems, annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards by 4,973,355 Common Shares, and on April 30, 2015 by 1,900,000 Common Shares. In addition, on March 18, 2016, Shareholders approved the amendment of the Omnibus Plan to increase the number of Awards available for grant pursuant to the Omnibus Plan by such amount as was required to permit the assumption by the Corporation of previously outstanding equity-based awards in connection with the 2016 merger with Fuel Systems Solutions Inc. (the "merger"). Upon closing of the merger this amount was calculated as 653,532 Common Shares. In 2018, Shareholders again approved the amendment of the Omnibus Plan to increase the number of Common Shares available for grant pursuant to Awards by 1,830,000 Common Shares, to make certain housekeeping amendments and to amend the terms relating to the timing for settlement of RSUs and PSUs.
The Omnibus Plan contains the following general terms:

1.	The Omnibus Plan allows for grants of Awards. SARs may be granted on a stand-alone basis or in tandem with Options.

a.
Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related Option), a participant will be entitled to, payment equal to the excess of the market value of a Common Share on the date of exercise over the subscription or base price under the SAR. The Award may specify whether settlement will be in cash, in Common Shares or a combination of cash or Common Shares.

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Section 4: Compensation of Executive Officers | Omnibus Plans

b.
Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share, though Westport has historically granted PSUs that represent from 0.5 to 1.5 Common Shares, depending on the attainment of the performance based vesting criteria. Unless otherwise determined by the HRC Committee, vested Units are required to be settled as soon as practicable following the vesting of such Award (subject to certain maximum time limits) by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

c.
PSUs and other Awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code (the “Internal Revenue Code”) generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.

2.
The Omnibus Plan generally provides for grants to be approved by the Board of Directors; however, in certain instances, determinations by a Committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:

a.
the HRC Committee will have the power to evaluate the Chief Executive Officer’s awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the Chief Executive Officer (which may be made by the HRC Committee along with other independent directors). For other executive officers, the HRC Committee shall make recommendations to the Board of Directors with respect to Awards or may approve the grant of Awards directly as delegated by the Board of Directors; and

b.
the HRC Committee will determine performance goals for Awards intended to be “performance-based compensation” under Section 162(m) of the Internal Revenue Code to the Chief Executive Officer and the three highest paid officers, other than the Chief Executive Officer and Chief Financial Officer.

3.
Awards cannot be granted at less than market value, which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date, and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date. To date the Board of Directors and the HRC Committee have granted all Awards with an exercise or purchase price, as applicable, equal to such market value.

4.
The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including with respect to vesting (e.g., vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria or any combination of the foregoing, provided that:

a.	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year;

b.
with respect to any Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common Shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading “Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation” determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such Award or as of any later time permitted under Section 162(m) of the Internal Revenue Code; and

c.	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.

5.	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in “Plan Limitations” below.

6.
The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon a change of control of Westport Fuel Systems. With respect to Awards made under the Omnibus Plan, a “change of control” is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation’s then “incumbent board” ceasing to be a majority of the Board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries; a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis); or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the “resulting entity” from the transaction (in substantially the same proportions), the members of the “incumbent board” of the Corporation continue to hold a majority of the board seats of the “resulting entity”

WESTPORT FUEL SYSTEMS INC. 2019 MANAGEMENT INFORMATION CIRCULAR | 41

Section 4: Compensation of Executive Officers | Omnibus Plans

and no other person owns more than 50% of the Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.

7.	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

8.
The Omnibus Plan allows Awards other than Options to have up to ten-year terms and Options to have five-year terms, provided that if the term of any Award is to expire during a trading “blackout” established by Westport Fuel Systems or pursuant to any lock-up agreement or similar trading restriction or within ten business days thereafter, the expiry date of such Award shall be extended to ten business days following the end of the applicable blackout period.

DEFERRED SHARE UNITS
The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of DSUs. Such DSUs will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.
TERMINATION OF EMPLOYMENT OR SERVICE
Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•
if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport Fuel Systems legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;

•
if the employment or service is terminated by retirement, the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs and DSUs shall be settled in accordance with the provisions of the Omnibus Plan;

•
if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one-year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an Award as provided above) and any vested phantom share awards, RSUs, PSUs and DSUs shall be settled in accordance with the provisions of the Omnibus Plan; and

•
if employment or service is terminated for cause, in the opinion of Westport Fuel Systems legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of Awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).
PLAN LIMITATIONS
With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 12,383,532 (representing 9.08% of the issued and outstanding Common Shares). As at December 31, 2019, an aggregate of 1,878,591 Awards were outstanding under the Omnibus Plan (representing 1.38% of the then issued and outstanding Common Shares) and 612,665 Awards were available for future grants (representing 0.45% of the then issued and outstanding Common Shares). As at the date hereof, an aggregate of 1,871,366 Awards were outstanding under the Omnibus Plan (representing 1.37% of the issued and outstanding Common Shares) and 612,665 Awards were available for future grants (representing 0.45% of the issued as outstanding Common Shares).
For the purposes of calculating the Award limits specified above:

•
Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;

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Section 4: Compensation of Executive Officers | Omnibus Plans

•
Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of Common Shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award, the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;

•
all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;

•	any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;

•	any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and

•	any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport Fuel Systems shall not be counted against the above limitation.
The aggregate number of Common Shares subject to option or SAR awards granted under the Omnibus Plan; or issued pursuant to performance awards; are also subject to the following limitations:

1.
during any consecutive thirty-six (36) month period to any one participant under the Omnibus Plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code); and

2.	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.
In addition (i) the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates, if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and (ii) the aggregate value of Common Shares issued to non-employee directors in connection with awards under the Omnibus Plan shall not exceed C$150,000 per non-employee director per year and the aggregate equity Award value of Common Shares granted to non-employee directors in respect of Options shall not exceed C$100,000 per non-employee director per year.
For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval and security-based compensation arrangements apply to the Corporation, namely, that the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively.
For these purposes, "insider" generally means a director or officer, a director or officer of an insider of one of Westport Fuel Systems subsidiaries or a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.
LIMITATIONS ON REPRICINGS OR EXTENSION OF TERM OF INSIDER AWARDS; TRANSFERABILITY
The exercise price for Options issued to insiders (as referred to under "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.
If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.
Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of Options may be made unless permitted by Section 422 of the Internal Revenue Code.

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Section 4: Compensation of Executive Officers | Omnibus Plans

ELIGIBILITY
All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.
AMENDMENTS & TERMINATION
The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

•
any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the Common Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•
any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;

•	any amendment extending the term of an Award beyond its original expiry date, except as otherwise permitted by the Omnibus Plan;

•
any amendment extending eligibility to participate in the Omnibus Plan to persons other than executive officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;

•
any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;

•	any amendment to the amendment provisions;

•	the adoption of any Option exchange involving Awards; and

•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.
Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•
amendments of a technical, clerical or "housekeeping" nature, including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•
amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan, including, without limitation, the method or manner of exercise of any Award;

•	any amendments to the vesting provisions of the Omnibus Plan or any Award;

•
any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;

•
any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider, in the case of an amendment extending the term of an Award, provided any amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;

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Section 4: Compensation of Executive Officers | Omnibus Plans

•
the addition of any form of financial assistance by Westport Fuel Systems for the acquisition by all or certain categories of participants of Common Shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•
the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Omnibus Plan reserve;

•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport Fuel Systems;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.
PERFORMANCE VESTING CONDITIONS FOR AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION
Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport Fuel Systems with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport Fuel Systems or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.
A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.
Unless an adjustment would affect the status of an Award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport Fuel Systems MD&A of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period.
TERM
The Omnibus Plan is effective with respect to grants of Awards issued before the Meeting. If the proposed amendments to the Omnibus Plan are approved by Shareholders at the Meeting, Awards granted following the Meeting shall be governed by the terms of the Omnibus Plan, as amended. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.
Section 5: Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of March 17, 2020. Additional information relating to Westport Fuel Systems is available through the internet at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is not incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport Fuel Systems for the most recently completed financial year. Copies of the financial statements and MD&A of Westport Fuel Systems may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 17th of March, 2020.

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Section 6: Schedules & Attachments

Section 6: Schedules & Attachments
Schedule “A”: Board of Directors' Charter
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 6, 2020

1.0	PURPOSE OF THE CHARTER
This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("WFS") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.

2.0	BOARD MISSION AND RESPONSIBILITIES
The Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of WFS, except for those matters reserved to or shared with the shareholders.
The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board.

3.0	DEFINITIONS
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other executive officers of WFS.
"External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).

4.0	COMPOSITION OF THE BOARD
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders.
As at the date hereof, the Board has formed three standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), and Nominating and Corporate Governance ("NCG"). Each Committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
All members of these Committees will be Independent Directors, and the Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 22.

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5.0	NOMINATION AND ELECTION OF DIRECTORS
The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to WFS’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making and the Board has adopted a focus on achieving and sustaining female representation on the Board to achieve and sustain a more gender-balanced board. To that end, the NCG Committee will annually review Board composition and requirements with consideration of WFS’s strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as WFS Directors, and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, including an appropriate number of women directors.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.

6.0	BOARD INDEPENDENCE AND EFFECTIVENESS
The business of WFS is conducted by Executive Management under the oversight of the Board. WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
In addition, a Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders.
To that end, the Board has adopted several organizational principles:

•	At least the majority of the Board will consist of Independent Directors.

•	The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.

•	Executive sessions of the Board excluding any Directors who are also officers or employees of WFS will be held at each meeting of the Board. These sessions will be led by the Board Chair.

•	Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:

a)	Revising the Charter of the Board from time to time;

b)	Developing position descriptions for the key positions in the WFS governance system, including that for Chair, Committee Chairs and Directors; and

c)	Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance.

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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of WFS, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties.

7.0	BOARD LEADERSHIP
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•
He or she will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors.

•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting.

•	He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary.

•	He or she will act as the Board’s contact and spokesperson in discussions with third parties.

•
Generally the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, he or she will lead shareholder engagement on behalf of the Board. The NCG Committee has primary responsibility for oversight of WFS’s process and procedures for shareholder engagement.

•	He or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.

8.0	ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD
As part of its overall stewardship of WFS, the Board oversees the conduct of WFS’s business by management and reviews WFS’s financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of WFS and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls.
Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board.
The Board has responsibility for the following matters:

a)
Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management’s succession plans on an annual basis.

b)
Corporate Communications: the Board shall satisfy itself that WFS maintains appropriate programs and policies regarding corporate disclosure and will have oversight over WFS’s programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving WFS’s Disclosure Policy. The Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.

c)
Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS (including, without limitation, those risks related to cybersecurity) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board.

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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

d)
Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.

e)
Strategic Plan: WFS operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated Strategic Plan for WFS. The Strategic Plan will be reviewed and approved by the Board on an annual basis.

f)
Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.

g)
Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of WFS shareholders.

h)
Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of WFS shareholders.

i)
Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee.

j)
Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval.

k)
Sustainability: The Board is committed to nurturing and fostering WFS’s long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. The Board oversees WFS’s approach to environmental, social and governance ("ESG") related matters, including the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of WFS’s ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non-financial data included in WFS Sustainability Reports.

l)
Legal and Regulatory Compliance: The Board is responsible for overseeing WFS’s compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing WFS’s ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout WFS. WFS’s Code of Conduct (a copy of which is available on WFS’s website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board’s and Executive Management’s expectations for ethical behaviour. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of Executive Management of a culture of integrity and legal and ethical business conduct throughout WFS. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard.

9.0	DUTIES OF DIRECTORS
The fundamental responsibility of the Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, WFS and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance

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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long-term interests of WFS and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the External Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.

10.0	CONFLICTS OF INTEREST
A Director who is a party to a material contract or proposed material contract with WFS, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract.
If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board.
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

b)
The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow WFS to seek a protective order);

c)	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or

d)	The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information.
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS.

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11.0	CORPORATE OPPORTUNITY
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.

12.0	SECURITIES TRADING AND INSIDER REPORTING
Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with WFS's Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws.

13.0	ACCESS TO MANAGEMENT
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority.

14.0	FINANCIAL STATEMENTS
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS for the preceding year, together with the External Auditors’ report thereon, to the shareholders at the annual general meeting of the shareholders of WFS.
The Audit Committee has primary responsibility with respect to the review of WFS’s quarterly and annual financial statements, including the responsibility for satisfying itself that management has developed and implemented appropriate programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.

15.0	SHAREHOLDER MEETINGS
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.

16.0	DIRECTOR COMPENSATION
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such recommendation the HRC Committee will consider the following objectives:

•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures;

•
Director compensation should align the interests of non-employee Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and

•	Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees.

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Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.
WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.

17.0	DIRECTORS’ SHAREHOLDINGS
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to three times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below three times the annual cash retainer.

18.0	LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT
WFS shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.

19.0	OTHER BOARD MEMBERSHIPS
Unless approved by the Board Chair:

•	the CEO and other Executive Management are prohibited from accepting directorships of another public company;

•	Directors will not sit on the Boards of more than four public companies;

•	three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and
The CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.

20.0	ANNUAL REVIEW OF CHARTER
The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate.

21.0	DIRECTOR ORIENTATION
The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new WFS Directors with the role of the Board and its committees and WFS’s Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new WFS Directors must participate in the director orientation program, which shall generally commence promptly after the meeting at which the new WFS Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation.
The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the WFS Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate.

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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors

22.0	COMMITTEES
From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations.
The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit).
Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee’s review shall be presented to the Board. The purpose of such review is to increase the overall effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval.
The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments.

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